WSLEGAL\036683\00179\43531206v3

1 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Table of Contents Letter to Shareholders 2 Notice of Annual General and Special Meeting 4 Section 1: Voting 6 Solicitation of Proxies 6 Communication Process for Proxy-Related Materials 8 Voting of Common Shares 9 Currency and Nomenclature in this Management Information Circular 10 Matters to be Acted Upon 10 Interest of Certain Persons or Matters to be Acted Upon 12 Section 2: Board of Directors 13 Nominees for Election to the Board 13 Mandate and Charter of the Board 20 Structure and Composition of the Board and Election of Directors 20 Position Descriptions 24 Meetings of the Board 25 Director Compensation 25 Additional Disclosure Relating to the Directors 28 Section 3: Corporate Governance 29 Statement of Corporate Governance Practices 29 Code of Conduct and Ethics 30 Strategy Oversight and Enterprise Risk Management 32 Board of Directors Committees 34 Section 4: Compensation of Executive Officers 38 Message from Chair of the HRC Committee 38 Executive Summary 39 Compensation Governance 40 Executive Compensation and Shareholder Interest 41 Compensation Discussion and Analysis 43 Elements of Our Executive Compensation Program 44 2025 Executive Compensation 47 Share Performance Graph 50 Executive Compensation Figures and Tables 50 Omnibus Incentive Plan 54 Employment Agreements: Termination and Change in Control 54 Section 5: Additional Information 56 Additional Information Section 6: Schedules and Attachments 57 Schedule "A" Board of Directors' Charter 57 Schedule "B" Auditor Reporting Package 65

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |2 Letter to Shareholders Dear Shareholders, On behalf of the Board of Directors of Westport Fuel Systems Inc. ("Westport" or the "Corporation"), we are pleased to present this year's Management Information Circular and to invite you to attend our Annual General and Special Meeting to be held on Tuesday, June 30, 2026, at 10:00 a.m. PST, via webcast. Details regarding how to access the meeting and how to vote your shares are provided in Section 1: Voting of this Circular. During the Meeting, shareholders will be asked to consider the election of directors, the appointment of auditors, the advisory vote on executive compensation, and the approval of a special resolution to amend the articles of incorporation of the Corporation to change the name of the Corporation to a name determined by the board of directors (the "Board"), all as outlined under "Matters to be Acted Upon". These matters support transparent governance and allow shareholders to provide input on key oversight decisions. The Meeting also provides an opportunity for shareholders to ask questions of the Board and senior management. Strategic Execution and Oversight of Corporate Initiatives In 2025, Westport made significant strides in advancing its strategic priorities. The company concentrated on delivering affordable, fuel- agnostic technologies that support the shift toward lower-emission commercial transportation. These are intended to be high-impact solutions that decarbonize and enhance efficiency in hard-to-abate commercial mobility sectors - achieving superior environmental outcomes and total cost of ownership. • Divestiture of the Light‑Duty Segment: On July 29, 2025, Westport completed the divestiture of its Light‑Duty Segment to a subsidiary of Heliaca Investments Coöperatief U.A., a Netherlands based investment firm. The Board and shareholders approved this transaction as aligned with strategic priorities and capital allocation objectives. Proceeds strengthened the balance sheet and enabled increased focus on higher‑growth heavy‑duty and industrial applications. • Advancing the Cespira Joint Venture ("Cespira"): Cespira made notable strides in expanding HPDI fuel system adoption. In 2025, Cespira's HPDI technology reached an important milestone with 10,000 trucks on the road and a second OEM commenced customer truck trials, underscoring the joint venture's success and dedication to innovative, alternative fuel solutions for commercial transport. • Expanding North American Market Reach Through CNG Innovation: In November 2025, Westport introduced a breakthrough CNG solution for natural gas heavy duty transport —expanding our market reach in North America with a lower cost, diesel like performance platform that enables fleets to operate on natural gas, CNG, RNG, and fuel blends while also advancing their long‑term decarbonization strategy. • Operational Progress That Reinforces Our Strategic Pillars: In December 2025, Westport launched production at our expanded Cambridge, Ontario facility and our new Hydrogen Innovation Center in Changzhou, China, demonstrating disciplined execution against our strategic pillars — scaling sales of high-pressure systems, strengthening regional manufacturing, and enhancing operational efficiency. These investments improve Westport's responsiveness to our customers and reduce production costs while positioning our GFI brand to meet growing global demand for high-pressure components. Corporate Governance and Board Oversight The Board remains committed to maintaining sound corporate governance and ensuring that the Board possesses the experience, skills, and independence necessary to oversee the Corporation's long-term strategy. • Board Composition: Early in 2026, Westport announced the retirement of Chair Dan Hancock following nine years of service. Following Mr. Hancock's retirement, I have assumed the role of Chair. Mr. Hancock provided the stability and insight necessary for success. We are grateful for his dedication and the legacy he leaves with the Board. Joining Westport's Board is Brad Kotush, who brings over 20 years of experience in early-stage transformation, investment banking, and capital markets, both in Canada and globally. Dan Hancock and Karl-Viktor Schaller, who represented Westport on the Cespira board of directors since the formation of Cespira in 2024, have concluded their time with Cespira after successfully overseeing the formation and early growth of our joint venture.

3 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR • Independence and Skills Alignment: The Board continues to reflect a balanced mix of operational, financial, and industry expertise, with strong independent oversight. Leadership Transition in Finance In August 2025, Westport completed a transition in financial leadership with the appointment of Elizabeth Owens as Chief Financial Officer. Ms. Owens' extensive experience with Westport and her financial stewardship support our continued efforts to strengthen operational and financial performance. This transition was approved by the Board to maintain responsible governance and transparency. The Board continues to emphasize the importance of independent leadership, committee effectiveness, and clearly defined oversight responsibilities. These elements reinforce accountability and enable informed governance decisions. Executive Compensation and Pay‑for‑Performance Considerations Shareholders will again have the opportunity to vote on an advisory basis regarding Westport's approach to executive compensation. The Board's Human Resources and Compensation Committee reviewed the structure of Westport's compensation programs to ensure alignment between pay and performance and ensure transparency of metrics, and the Board will continue to assess executive compensation practices to ensure they support performance, governance quality, and align with long-term shareholder interests. Looking Ahead 2025 was a transformative year — one that strengthened our strategic focus, enhanced our leadership foundations, and aligned our portfolio with the higher growth markets where Westport can deliver the most meaningful impact. We enter 2026 with renewed purpose and confidence in our trajectory. On behalf of our Board and executive team, thank you for your continued support, patience and engagement as we work to deliver long‑term value for our shareholders. Sincerely, Anthony Guglielmin Chair of the Board of Directors

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |4 Notice of Annual General and Special Meeting of Shareholders To be held on June 30, 2026 at 10:00 a.m. (Pacific Time) Items of Business Board's Voting Recommendation 1 Election of directors FOR ALL By Internet Visit 24/7 investorvote.com 2 Appoint Deloitte LLP as our independent registered public accounting firm for 2026 FOR By Phone Call toll free 24/7 at 1-866-732-8683 3 Advisory vote to approve our named executive officer compensation FOR By Mailing Your Proxy Card Cast your vote, sign your proxy card, and mail free of postage 4 To consider and, if thought advisable, to pass a special resolution to amend the articles of incorporation of the Corporation to change the name of the Corporation to a name determined by the board of directors, subject to all required regulatory approvals. FOR Participate in the Annual Meeting* You will need the 15-digit control number, which can be found on your Notice, on your proxy card. Meeting Date: June 30, 2026 at 10:00 a.m. (PST) Record Date: May 12, 2026 The Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Westport Fuel Systems Inc. ("Westport Fuel Systems", "Westport" or the "Corporation") will be held virtually on Tuesday, June 30, 2026, at 10:00 a.m. (Pacific Time). The Meeting will be conducted in a virtual-only format via live webcast. Registered Shareholders (as defined in the Management Information Circular (the "Circular") under the heading "Voting at the Meeting") and duly appointed proxyholders can attend the Meeting online at meetnow.global/MPUGFX4 where they can participate, vote, or submit questions during the Meeting's live webcast. For those who wish to vote during the Meeting, pre-registration is required 48 hours prior to the Meeting. Details on how to register are available in "Section 1: Voting" of this Circular.

Notice of Annual General and Special Meeting 5 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Who Can Vote Persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on May 12, 2026, are entitled to receive notice of the Meeting. • Individuals, corporations, or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada ("Computershare") on May 12, 2026 ("Registered Shareholders") may virtually attend the Meeting and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on May 12, 2026 ("Beneficial Shareholders") and who wish to attend the Meeting and vote should strike out the current names on the form of proxy (the "Proxy"). You may then enter your own name(s) in the blank space on the Proxy provided by your broker (or the broker's agent) and return that Proxy to your broker (or the broker's agent) in accordance with the Proxy instructions well in advance of the Meeting. • Registered and Beneficial Shareholders who do not wish to attend the virtual Meeting or to vote their Common Shares may be represented by Proxy. A person appointed as proxyholder does not need to be a Shareholder of Westport Fuel Systems. Shareholders who are unable to attend the virtual Meeting are requested to date, sign and return the accompanying Proxy, or other appropriate form of Proxy, in accordance with the instructions set forth in the Circular. • For Registered Shareholders, the Proxy, or other appropriate form of Proxy, will not be valid unless it is deposited in person or by fax at the offices of Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international), online at www.investorvote.com or by submitting your vote by phone at 1-866-732-8683 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the Meeting, or any adjournment of the Meeting. Registered Shareholders may also vote by telephone or over the Internet as described in the Proxy. • For Beneficial Shareholders, the Proxy provided by your broker (or the broker's agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address on the Proxy or, alternatively, a Beneficial Shareholder can call Broadridge's toll-free number to vote (1-800-474-7493) or access the Broadridge dedicated voting website at www.proxyvote.com. Dated at Vancouver, BC as of the 12th day of May 2026, By order of the Board of Directors, Elizabeth Owens Chief Financial Officer Certain statements and information contained in this Circular and in certain documents incorporated by reference in this Circular, constitute "forward-looking statements" within the meaning of applicable securities laws that reflect the expectations of the Corporation regarding future growth, results of operations, performance, business prospects and opportunities of the Corporation. All information and statements contained herein that are not clearly historical in nature constitute forward-looking statements. When used in this document, the words "may," "would," "could," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect," "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, the forward-looking statements in this document include, among other things: our business, strategy and plans; matters with respect to the Meeting, including the timing and procedures thereof; our plans, objectives and strategy with respect to compensation for directors and officers; our objectives, policies and expectations with respect to diversity; matters related to our corporate governance policies and practices, including director independence, orientation and continuing education, and the nomination of directors. Such forward-looking statements reflect our current beliefs and are based on information currently available to us, including key expectations and assumptions concerning: anticipated financial performance; our ability to obtain financing; future debt levels; business prospects and strategies; the performance of our joint venture, including our relationship with our joint venture partner; product and input pricing; regulatory developments; tax laws; currency exchange rates, inflation rates and interest rates; international trade; trade restrictions, including the imposition of any tariffs, or other changes to international trade agreements; cost of materials, labour and services; competition; the ability of the Corporation to market its products and services, and the general stability of the economy, among others. Forward-looking statements are subject to certain risks and uncertainties such as general economic and regulatory changes, successfully achieving our business plan, sociopolitical conditions in certain markets, actions taken by governmental authorities, including increases in taxes, changes in government regulations, risks inherent in marketing operations; the cost and availability of sufficient financial resources to fund the Corporation's capital expenditures; failure of the Corporation to realize the benefits of its operational excellence initiatives; volatility in the stock markets including the market price of our securities and in market valuations; competition for, among other things, customers, supplies, capital and skilled personnel; changes in labour costs and the labour market, and cybersecurity risks. For a detailed discussion of these and other risk factors that could affect the Corporation's future performance, please refer to the Corporation's most recent Form F-20 filed on SEDAR+ at www.sedarplus.ca. While the Corporation has a reasonable basis for such forward-looking statements, readers are cautioned that actual results may vary materially from the forward-looking statements in this Circular. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Circular. We undertake no obligation to update the forward-looking statements set forth in this Circular, whether because of new information, future events, or otherwise, unless required by applicable securities law.

Section 1: Voting WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |6 Section 1: Voting Solicitation of Proxies Solicitation of proxies will be primarily by mail but may also be by online voting, telephone, facsimile or oral communication by the directors, officers, or regular employees, at no additional compensation to them. The cost of proxy solicitation will be an expense of Westport Fuel Systems Inc. ("Westport Fuel Systems", "Westport" or the "Corporation"). Accessing the Virtual Annual General and Special Meeting The Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Westport will be held virtually on Tuesday, June 30, 2026, at 10:00 a.m. (Pacific Time) for the purposes set forth in the accompanying notice of meeting (the "Notice"). Registered Shareholders (as defined in this Management Information Circular (the "Circular") under the heading "Voting at the Meeting") and duly appointed proxyholders may attend the virtual Meeting, ask questions and, where votes were not previously submitted, vote by phone, all in real time provided you register as a voter 48 hours ahead of the Meeting. Shareholders who hold Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary ("Non-Registered Shareholders") who have not appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to vote. ATTENDEE MEETING ACCESS INFORMATION Registered Shareholders and Appointed Proxyholders • Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking "Shareholder" and entering a Control Number or an Invitation Code before the start of the Meeting. • Registered Shareholders - The 15-digit control number is located on the form of proxy or in the email notification you received. • Duly appointed proxyholders – Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed. • Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the meeting by clicking "Guest" and completing the online form. All Other Attendees (Guest Access) To streamline the virtual meeting process, we encourage you to vote in advance of the Meeting using the voting instruction form or the form of proxy (the "Proxy") emailed or mailed to you with the Meeting materials. Please review "Section 1: Voting of Common Shares" below for information on how to properly vote your Common Shares. Participating at the Meeting The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the virtual Meeting is provided below. The Meeting will begin at 10:00 am PST on June 30, 2026. • Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invitation Code by Computershare Trust Company of Canada ("Computershare") (see details under the heading "Appointment of Proxies"), will be able to vote and submit questions during the Meeting. To do so, please go to meetnow.global/MPUGFX4 prior to the start of the Meeting to login. Click on "Shareholder" and enter your 15-digit control number or click on "Invitation" and enter your Invite Code. Non-Registered Shareholders (as defined in this Circular under the heading "Non-Registered Shareholders" who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on "Guest" and completing the online form. • United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After obtaining a valid legal proxy from your broker, bank or other agent, you must register to attend the Meeting by submitting a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Section 1: Voting 7 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Computershare Investor Services Inc. 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6 OR Email at uslegalproxy@computershare.com Requests for registration must be labeled as "Legal Proxy" and be received no later than June 26, 2026, by 10:00 am PST. You may attend the Meeting and vote your shares at meetnow.global/MPUGFX4 during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/WestportFuel 1. Non-Registered Shareholders who do not have a 15-digit control number or Invite Code will only be able to attend the Meeting as a guest, which allows them to listen to the Meeting; however, Non-Registered Shareholders will not be able to vote or submit questions. Please see the information under the heading "Non-Registered Shareholders" for an explanation of why certain shareholders may not receive a form of Proxy. 2. If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Voting at the Meeting A registered Shareholder of Common Shares (a "Registered Shareholder"), or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Common Shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Invite Code provided by Computershare at meetnow.global/MPUGFX4 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder must register with Computershare at http://www.computershare.com/WestportFuel after submitting their voting instruction form in order to receive an Invite Code (please see the information under the headings "Appointment of Proxies" below for details). If a Shareholder who has submitted a Proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted Proxy will be disregarded. Appointment of Proxyholders The persons named in the Proxy are Daniel Sceli, Chief Executive Officer ("CEO") of Westport Fuel Systems and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, who will be secretary for purposes of the Meeting. A Shareholder has the right to appoint another person (who does not need to be a Shareholder) to represent them at the Meeting. • Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their Proxy or voting instruction form (if applicable) prior to registering your proxyholder. • Registering your proxyholder is an additional step once you have submitted your Proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an Invite code to participate in the Meeting. To register a proxyholder, shareholders must visit http://www.computershare.com/WestportFuel by (June 26, 2026/10:00 am PST) and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with an Invite Code via email. • The Proxy or an alternative form of Proxy ("Alternative Form of Proxy") will not be valid unless it is deposited in person or by fax at the offices of Computershare Trust Company of Canada, Proxy Department, Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 (fax numbers (1-866-249-7775 toll free North America), or 1-416-263-9524 (international)), online at www.investorvote.com or by submitting your vote by phone at 1-866-732-8683 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting. The proxy must be deposited with Computershare by no later than 10:00 am PST on June 26, 2026, Without an Invite Code, proxyholders will not be able to vote at the Meeting.

Section 1: Voting WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |8 Revocation of Proxies A Proxy or Alternative Form of Proxy may be revoked by means of a written document signed by you (the Shareholder) or by your duly authorized attorney, or if the Shareholder is a corporation, by an authorized officer or officers or attorney of the corporation. The document revoking the Proxy or Alternative Form of Proxy must be deposited either: • at the registered office of Westport Fuel Systems (Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day prior to the day of the Meeting, or any adjournment of the Meeting, at which the Proxy or Alternative Form of Proxy is to be used; or • with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting. In addition, a Proxy or Alternative Form of Proxy may be revoked: • by the Shareholder virtually attending the Meeting and voting the securities represented by the Proxy or an attorney authorized in writing by you (the Shareholder), or, if the Shareholder is a corporation, by an authorized officer or officers or attorney of the corporation attending the Meeting and voting the securities; or • in any other manner permitted by law. Exercise of Discretion by Proxyholders The persons named in the Proxy, Daniel Sceli and Larry Kyle, will vote or withhold from voting the Common Shares for which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder(s) appointing them. If a Shareholder specifies a choice to any matter to be acted upon at the Meeting, the person named in the Proxy will vote the Common Shares accordingly. In the absence of such direction, the proxyholder shall have the authority to vote the relevant Common Shares FOR: 1. The election of the directors, as set forth in this Circular. 2. The appointment of auditors, at such remuneration as may be determined by the Board of Directors. 3. The advisory "say-on-pay" resolution, as set forth in this Circular. 4. The special resolution to approve, at the Board's discretion, the amendment of the articles of incorporation of the Corporation to change the name of the Corporation to a name determined by the board of directors, subject to regulatory approvals. The Proxy also gives discretion to the persons named in the Proxy with respect to any amendments to, or variations of, the matters identified in the Notice and to any other matters that may properly be brought before the Meeting. As of the date of this Circular, we know of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. Signing the Proxy Person(s) acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate their capacity (following their signature) and provide the appropriate documents confirming qualification and authority to act (unless these documents have previously been filed with us or Computershare). Communication Process for Proxy-Related Materials The Business Corporations Act (Alberta) ("ABCA") requires us to deliver a written copy of the annual financial statements to persons registered as Shareholders on the share register maintained by Computershare. Broadridge is the approved intermediary for mailing proxy-related materials to objecting beneficial shareholders ("Objecting Beneficial Owners" or "OBOs") and non-objecting beneficial shareholders ("Non-Objecting Beneficial Owners" or "NOBOs"). Computershare, as our transfer agent, is the approved intermediary for mailing proxy-related materials to Registered Shareholders. Proxy materials are to be sent using notice-and-access.

Section 1: Voting 9 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Voting of Common Shares General As of May 12, 2026, there were 17,395,734 Common Shares issued and outstanding, each of which carries the right to one vote at the Meeting. Only Registered Shareholders as of the close of business on May 12, 2026 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Beneficial Shareholders are not entitled to receive notice of the Meeting or vote their Common Shares at the Meeting and should refer to the section entitled "Beneficial Holders of Common Shares" for details regarding how they may exercise their voting rights. Any person who acquires Common Shares after the Record Date may vote those Common Shares if, not later than ten days prior to the Meeting, that person makes a request to Computershare to have their name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns the Common Shares. Beneficial Holders of Common Shares The information below is important as most shareholders do not hold Common Shares in their own name, but rather by a broker or an agent of that broker. 1. If your Common Shares are held in a brokerage account, then in almost all cases those Common Shares will not be registered in your name on the share register maintained by Computershare. Those Common Shares will most likely be registered in the name of your broker or an agent of that broker. 2. In Canada, the vast majority of Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers, or their agents or nominees can only be voted (for or against resolutions) on the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. 3. Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting virtually or by way of proxy unless your brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote virtually at the Meeting, please contact your broker or agent in advance of the Meeting to determine how you can vote at the Meeting. Applicable regulatory policies require brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if you wish to ensure your Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to you as a Beneficial Shareholder by your broker (or agent of the broker) is identical to the proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. Many Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line, 1-800-474-7493, or access the Broadridge dedicated voting website at www.proxyvote.com to deliver voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. Beneficial Shareholders who receive a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the voting instruction form provided by Broadridge) in advance of the Meeting to have the Common Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as a proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should cross out the names currently on the provided form of proxy, enter their own name(s) in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by the broker (or broker's agent) in advance of the Meeting.

Section 1: Voting WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |10 Objecting Beneficial Owners and Non-Objecting Beneficial Owners Beneficial Shareholders fall into two categories: 1) those who object to their identity being made known to the issuers of securities which they own (OBOs): and 2) those who do not object to their identity being made known to the issuers of the securities they own (NOBOs). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. Principal Holders of Common Shares To our knowledge, as of Dec. 31, 2025, Mr. Kevin Douglas, beneficially owns, or controls or directs, directly or indirectly, approximately 1,816,689 Common Shares, being 10.4% of the shares outstanding. Currency and Nomenclature in this Management Information Circular Unless otherwise specified, all currency amounts are stated in United States dollars. All references to "dollars," "$" or "US$" are United States dollars, and all references to "C$" or "CDN$" are Canadian Dollars. Unless otherwise stated, references to "we", "us", and "our" are to the Corporation and all its directly and indirectly majority owned subsidiaries. Matters to be Acted Upon 1. Receipt of 2025 Financial Statements Westport's consolidated financial statements for the fiscal year ended December 31, 2025, are contained in its Annual Report (this year in the form of a Form 20-F filing), and will be forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with requirements of the ABCA being met with advanced circulation of the financial statements. If any Shareholders have questions regarding the financial statements, your questions may be asked at the Meeting. 2. Election of Directors Our board of directors (the "Board of Directors" or the "Board") has fixed the number of directors to be nominated at the Meeting at six (6) with each director being elected individually. Of the current directors, all except Mr. Bradley Kotush were elected as directors by the Shareholders at the Annual General and Special Meeting of Shareholders on May 15, 2025. Mr. Kotush was appointed to the Board on January 1, 2026 by the Board of Directors to fill the vacancy created by the retirement of Mr. Hancock. In addition to being an elected director, Ms. Eileen Wheatman is a nominee of Mr. Kevin Douglas according to the terms of a nomination agreement between us and members of the Douglas Group dated March 17, 2016 (the "Nomination Agreement"). Each director elected will hold office until the next Annual General Meeting of Shareholders or until their successor is appointed unless their office is vacated earlier in accordance with the By-Laws of the Corporation. Unless otherwise directed, the persons named in the Proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the election of each of the proposed nominees whose names are in this Circular under "Section 2: Board of Directors." Majority Voting Policy Our Board of Directors has adopted a majority voting policy (the "Majority Voting Policy") requiring any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director to immediately submit his or her resignation to the Chair of the Board of Directors ("Board Chair"). The Board Chair will give notice of any resignation to the Nominating and Corporate Governance Committee of the Board of Directors ("NCG Committee") for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The NCG Committee shall consider the resignation and shall provide a recommendation regarding the resignation to the Board of Directors within 45 days of the applicable meeting of Shareholders. In considering whether to accept the offer of resignation, the NCG Committee will consider all information and factors deemed relevant including:

Section 1: Voting 11 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR • any stated reasons why Shareholders "withheld" votes from the election of the director; • the length of service and the qualification of the director; • the director's contribution to Westport; • the effect such resignation may have on our ability to comply with applicable governance rules and policies; and • the dynamics of the Board of Directors. The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued announcing the Board of Directors' determination. In considering whether to accept the offer of resignation, the Board of Directors will consider the information and factors discussed by the NCG Committee and any additional information and factors deemed relevant by the Board. The Board will only determine not to accept the offer of resignation in exceptional circumstances or where the acceptance of the resignation would be reasonably expected to have a material detrimental effect on the Corporation. A director who tenders his or her resignation will not participate in any meetings of the NCG Committee (if they are a member thereof) or the Board of Directors to consider whether the resignation shall be accepted. Shareholders should note that, in view of the Corporation's Majority Voting Policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election. 3. Appointment of Auditors The Board recommends that Deloitte LLP ("Deloitte") be appointed as our auditor for the 2026 fiscal year. KPMG LLP (“KPMG”) was first nominated, then elected and appointed as the auditor of the Corporation, effective September 30, 2015. On May 7, 2026, KPMG advised the Corporation that it would not stand for re-appointment at the Meeting. Pursuant to subsection 4.11(5)(c) of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), a copy of the "reporting package" (as such term is defined in NI 51-102) is attached hereto as Schedule "B". As indicated in the "Notice of Change of Auditor" contained in the reporting package, there have been no modified opinions expressed in KPMG's report and there is no "reportable event" (as such term is defined in NI 51-102) in connection with the change of auditor. Unless otherwise instructed, the persons named in the Proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the appointment of Deloitte, 410 W Georgia St., Vancouver, British Columbia, as auditor to hold office for the ensuing year at remuneration to be set by the Board of Directors. A description of the nature of services and the aggregate fees (including those related to audit and non-audit services) billed to us by KPMG LLP and other members of its network is included in the Annual Report for the year ended December 31, 2025, which has been filed on SEDAR+ at www.sedarplus.ca under the heading "Item 16C Principal Accountant Fees and Services." 4. Advisory Vote on Approach to Executive Compensation At the Meeting, we will conduct our seventh annual "say-on-pay" advisory vote on executive compensation. Our most recent "say-on-pay" vote, held at the 2025 Annual General Meeting resulted in 52.87% of voted shares in favor of the resolution accepting our approach to executive compensation. We reinforced our pay for performance and alignment to shareholder value creation approach in 2025, and in keeping with our commitment to strong corporate governance practices and in the interest of soliciting your feedback, we continue to offer an annual "say-on-pay" advisory vote and encourage you to vote this year. A "say-on-pay" vote gives Shareholders the opportunity to cast an advisory vote regarding a corporation's approach to executive compensation. In the United States, the U.S. Securities and Exchange Commission (the "SEC") has established "say-on-pay" advisory shareholder vote requirements for certain issuers. Although our shares are traded on the NASDAQ Global Select Market ("NASDAQ"), we are a "foreign private issuer" under applicable SEC rules. Accordingly, these requirements do not apply to us. "Say-on-pay" shareholder votes have yet to be mandated in Canada. However, several larger issuers in Canada have voluntarily implemented advisory votes and we have decided to voluntarily implement a "say-on-pay" advisory vote as well. At the Meeting, Shareholders will be asked to consider and, if thought fit, to vote for this resolution, accepting our philosophy and approach to executive compensation. For information on our general approach to executive compensation please see "Section 4: Compensation of Executive Officers" of this Circular. If you have feedback, questions or concerns about executive compensation at Westport, please contact the Board Chair, c/o the Corporate Secretary at Westport.

Section 1: Voting WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |12 Unless otherwise instructed, the persons named in the proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the advisory "say-on-pay" resolution. As the vote is advisory, results will be non-binding on the Board. The Board and its Human Resources and Compensation Committee ("HRC Committee") will, however, consider the outcome of the vote when reviewing and approving future executive compensation policies and decisions, as well as feedback and comments received from Shareholders during regular shareholder communications. 5. Special Resolution Approving Change of Corporation Name ("Name Change Resolution") Westport stands at a pivotal moment in its journey. The sale of the Light-Duty segment in 2025 was not just a transaction—it was a bold step that sharpened our strategic focus and reaffirmed our commitment to delivering affordable solutions for hard-to-abate commercial mobility sectors. In our view, affordable solutions for hard-to-abate commercial mobility are essential to delivering real climate benefits and sustainable growth. This transition represents more than a shift in our business portfolio; it reflects our belief that Westport is uniquely positioned to help lead the future of heavy-duty transportation. We propose to change our name to reflect our recent strategic changes and our renewed focus on delivering high-impact solutions that decarbonize and enhance efficiency in hard-to-abate commercial mobility. The proposed name change is a powerful opportunity to signal our evolution and align our identity with our ambitious strategy. It marks a key milestone in our transformation, serving as a rallying point for our team, our partners, and our shareholders as we move forward with clarity, confidence, and purpose. By embracing a new name, we are boldly stepping into the future, ready to realize our vision and deliver lasting impact for our customers and the planet. Westport proposes adopting a name which will be acceptable to the Board, the TSX, and is consistent with applicable corporate law. In order to be effective, the resolution to amend the Corporation's articles to change its name must be approved by a special resolution, meaning not less than two-thirds (66 ⅔ %) of the votes cast by Shareholders present in person or represented by proxy at the Meeting. If approved, the Name Change Resolution will be subject to its prior approval by the TSX, and upon the Board determining to implement a name change, the Corporation will issue a press release disclosing the name change. Recommendation of the Board of Directors The Board of Directors recommends that Shareholders vote for the below Name Change Resolution to amend the Corporation's articles to change the name of the Corporation. Be it resolved as a special resolution that: 1. The change of name of Westport Fuel Systems Inc. to such name as the Board of Directors of the Corporation may determine in its sole discretion, acting in the best interest of the Corporation and subject to receipt of all required regulatory approvals, be approved; 2. Any director or officer is hereby authorized to submit to the Director appointed under the Business Corporation Act (Alberta), Articles of Amendment of the Corporation in the prescribed form, and any one or more directors are hereby authorized to prepare, execute and file Articles of Amendment in the prescribed form in order to give effect to this special resolution, and to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution; and 3. The effective date of such name change shall be at the date shown in the certificate of amendment issued by the Director appointed under the Business Corporations Act (Alberta) or such other date indicated in the certificate of amendment. Unless otherwise instructed, the persons named in the proxy, Daniel Sceli, CEO and Larry Kyle, Vice President, Legal and Intellectual Property and Corporate Secretary, intend to vote FOR the Name Change Resolution. Interest of Certain Persons or Companies in Matters to be Acted Upon We are unaware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director, any executive officer or anyone who has held office since January 1, 2025, any proposed nominee for election as director, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

Section 2: Board of Directors 13 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Section 2: Board of Directors Nomination of Directors The NCG Committee is responsible for recommending nominees for election at each annual general meeting of Shareholders. The NCG Committee considers the Board's composition and assesses any potential skill or expertise enhancements that can be addressed in future recruitment. The NCG Committee is responsible for the recruitment of additional directors and provides the Board with potential nominees for discussion and approval. Any new appointees or nominees to the Board of Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards, a favorable record of accomplishment in general business management, special expertise in areas of strategic interest to our organization, the ability to devote the time required, and a willingness to serve as a director. The NCG Committee responsibilities are fully outlined in "Section 3: Corporate Governance - Nominating and Corporate Governance Committee." Additionally, the Board is committed to having women represent at least 30% of our Board. This commitment is reflected in our Board of Directors Charter and our Diversity Policy. For further details, please refer to the "Diversity" section. We have not established term limits for members of our Board of Directors; however, we are committed to renewing Board membership, on a measured basis. A review and assessment of our Board of Directors is conducted annually, and we periodically review and rotate the Board Chair position and chair position of each committee of the board ("Committee Chair") to ensure diversity of views. Nominees for Election to the Board The following biographies and accompanying notes provide the names and residential location of all persons proposed to be nominated for election as directors, their principal occupations or employment for the preceding five years, the dates they became directors, the positions with Westport now held by them, the current committee memberships with applicable fiscal year attendance, and the number of Common Shares, restricted share units, restricted phantom shares, performance share units or deferred share units, ("RSUs," "RPSs", "PSUs" and "DSUs" collectively, "Share Units" or "Units") of Westport owned by them or over which they exercised control or direction as of the Record Date.

Section 2: Board of Directors | Nominees for Election to the Board WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |14 MICHELE J. BUCHIGNANI REASON FOR NOMINATION Our Board concluded Ms. Buchignani should serve as a director because of her strategic business leadership and extensive senior level experience in law, finance, private equity, strategy, governance and compensation. CAREER HIGHLIGHTS MCLEAN DRIVE CONSULTING LTD., a consulting firm to private equity owned and growth companies (2010 to current) • Chief Executive Officer MCLANE DRIVE HOLDINGS LP, a US real estate holding company (2012 to current) • Managing Partner TEACHERS' PRIVATE CAPITAL, the private equity arm of the Ontario Teachers' Pension Plan (2005 to 2009) • Director CIBC WORLD MARKETS (1996 to 2003) • Managing Director and Canadian General Counsel • Managing Director and Head of Private Equity Funds Group, Toronto and New York STIKEMAN ELLIOTT (1989 to 1996) Practiced corporate law in Toronto, Canada and London, England; elected partner in 1995 OTHER PUBLIC COMPANY BOARDS • Paladin Energy Ltd. (TSE:PDN) OTHER ENGAGEMENTS AND RECOGNITIONS • Holds ICD.D designation and a certificate in Climate Governance from the Institute of Corporate Directors • Various board and advisory positions with several corporate, investment committees and not-for-profit organizations including TSX Trust Company, CAI Capital Partners V LP, and RCF Jolimont Innovation Fund II EDUCATION • Bachelor of Arts with Honours, English, University of British Columbia • JD, University of Toronto • Stanford Executive Program, Graduate School of Business, Stanford University Age 62 Independent Director since Mar 2018; Joined Advisory Board in September 2017 COMMITTEES and MEETINGS Attendance in 2025: • Board of Directors 12 of 12 • HRC Committee (Chair) 7 of 7 • NCG Committee 4 of 4 Appointed to NCG Committee May 15, 2025 RESIDES IN PRINCIPAL OCCUPATION FOR LAST 5 YEARS Vancouver, BC, Canada Corporate Director, CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLane Drive Holdings LP since 2012 CITIZENSHIP SHAREHOLDINGS / SHARE UNITS(1,3) 2025 VOTING RESULTS Canadian Common Shares – 6,276; DSUs – 48.365: Holding Requirement – Met For: 81.22% Withheld: 18.78%

Section 2: Board of Directors | Nominees for Election to the Board 15 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR ANTHONY GUGLIELMIN REASON FOR NOMINATION Our Board concluded Mr. Guglielmin should serve as a director because of his strategic business leadership, his financial acumen, and extensive experience in the clean energy industry. CAREER HIGHLIGHTS WESTPORT FUEL SYSTEMS INC. Interim Chief Executive Officer (August 2023 to January 2024) BALLARD POWER SYSTEMS, a global leader in clean energy fuel cell products and services (2010 to 2021) • Most recently served as Senior Vice President and Chief Financial Officer before retiring in 2021 CANADA LINE RAPID TRANSIT, a $2 billion rapid transit project connecting the Vancouver International Airport, the City of Richmond and downtown Vancouver Senior Vice President and Chief Financial Officer OTHER PUBLIC COMPANY BOARDS • Information Services Corporation (TSE: ISC); Audit Committee • Next Hydrogen Systems (TSXV: NXH); Chair of the Audit Committee; Governance and Nominating Committee OTHER ENGAGEMENTS AND RECOGNITIONS • Chartered Financial Analyst • Member, Association for Investment Management and Research • Awarded Business in Vancouver 2017 "CFO of the Year" in the Transformation Agent category • Board member of various private and not-for- profit organizations EDUCATION • Master of Business Administration, McGill University • Bachelor of Arts, Economics and Political Science, McGill University Age 68 Independent Director since January 2021 Board of Directors (Chair) January 2026 COMMITTEES and MEETINGS Attendance in 2025: • Board of Directors 12 of 12 • Audit Committee (Chair) 6 of 6 • HRC Committee 4 of 4 Appointed to HRC Committee in May of 2025 RESIDES IN PRINCIPAL OCCUPATION FOR LAST 5 YEARS Vancouver, BC, Canada Corporate Director; Interim Chief Executive Officer Westport Fuel Systems (August 2023–January 2024); Senior Vice President and Chief Financial Officer, Ballard Power Systems (June 2010 - May 2021) CITIZENSHIP SHAREHOLDINGS / SHARE UNITS(1,3) 2025 VOTING RESULTS Canadian Common Shares – 7,023; DSUs – 78,729: Holding Requirement - Met For: 87.16% Withheld:12.84%

Section 2: Board of Directors | Nominees for Election to the Board WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |16 BRADLEY KOTUSH REASON FOR NOMINATION Our Board concluded Mr. Kotush should serve as a director because of his strategic business leadership, his financial acumen, and capital markets experience. CAREER HIGHLIGHTS REGEN III Corp., a clean-tech company listed on the TSX Venture Exchange, (August 2025 to current) • Chief Financial Officer HOME CAPITAL GROUP INC., a Canadian company that provides credit products such as mortgages, credit cards and deposit services (2017 to 2024) • Executive Vice President and Chief Financial Officer CANACCORD GENUITY GROUP INC., a leading independent, full-service financial firm (2000 to 2017 • Executive Vice President, Chief Financial and Risk Officer, Canada (2006 to 2017) • Senior Vice President Finance, Canada (2004 to 2006) • Chief Information Officer, Canada (2003 to 2004) • Executive Director, Secretary and Chief Financial Officer, England (2000 to 2003) OTHER PUBLIC COMPANY BOARDS None OTHER ENGAGEMENTS AND RECOGNITIONS • Chartered Professional Accountant (CPA, CA) • Holds ICD.D designation • CIRO EDUCATION • Bachelor of Arts, Economics, University of British Columbia Age 60 Independent Director since January 2026 COMMITTEES and MEETINGS Attendance in 2025: N/A (Appointed in January 2026) RESIDES IN PRINCIPAL OCCUPATION FOR LAST 5 YEARS Toronto, ON, Canada Chief Financial Officer, ReGen III Corp. (August 2025 to current), Executive Vice President and Chief Financial Officer, Home Capital Group Inc. (September 2017-December 2024) CITIZENSHIP SHAREHOLDINGS / SHARE UNITS(1,3) 2025 VOTING RESULTS Canadian Common Shares – 0; Holding Requirement - In Progress N/A

Section 2: Board of Directors | Nominees for Election to the Board 17 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR DANIEL SCELI REASON FOR NOMINATION Mr. Sceli brings to the Board 37 years of global manufacturing experience, operational expertise and a proven record of accomplishment in driving profitable growth and productivity for numerous companies across a variety of industries. CAREER HIGHLIGHTS CADILLAC PRODUCTS AUTOMOTIVE COMPANY Chief Executive Officer (2019 to 2022) Board Member (2019 to 2024) PETERSON AMERICAN CORPORATION Chief Executive Officer (2008 to 2019) THE WOODBRIDGE GROUP Various leadership roles including President, Woodbridge Sales & Engineering, President, Lear Business Unit, Vice President, NA Operations, General Manager, Europe, and Commercial Director, Europe (1989 to 2008) OTHER PUBLIC BOARDS None OTHER ENGAGEMENTS AND RECOGNITIONS • Cespira Board member (2024-present) • Original Equipment Suppliers Association (Past Chair) • Motor & Equipment Manufacturers Association EDUCATION • Master of Business Administration - Michigan State University • Industrial Engineering Technologist – Fanshawe College • Internal Education - Woodbridge Institute of Learning Age 63 Chief Executive Officer (Appointed January 2024) COMMITTEES and MEETINGS Attendance in 2025: Board of Directors 12 of 12 RESIDES IN PRINCIPAL OCCUPATION FOR LAST 5 YEARS Ottawa, ON, Canada Chief Executive Officer of the Corporation since January 2024; interim President, Cespira (June 2024- March 2025); Chief Executive Officer (2019-2022) and Board Member (2019-2024), Cadillac Products Automotive Company CITIZENSHIP SHAREHOLDINGS / SHARE UNITS(1,3) 2025 VOTING RESULTS Canadian Common Shares - 57,085; RSUs - 41,530; PSUs – 156,680: CEO Holding Requirement - In Progress For: 91.10% Withheld 8.90%

Section 2: Board of Directors | Nominees for Election to the Board

KARL-VIKTOR SCHALLER



Age 67

Independent Director since April 2020

COMMITTEES and MEETINGS
Attendance in 2025:

- Board of Directors **12 of 12**
- Audit Committee **2 of 2**
- NCG Committee **5 of 5**

Appointed to Audit Committee in May 2025

REASON FOR NOMINATION

Our Board concluded Prof. Dr. Schaller should serve as a director because of his extensive knowledge of product development, purchasing and planning, and the development of alternative drive systems including hybrids, natural gas, hydrogen and fuel cells.

CAREER HIGHLIGHTS

KVS Consulting (2009 to current)
- Founder and Managing Director

TECHNICAL UNIVERSITY OF MUNICH (2001 to current)
- Honorary Professor

BMW AG (2014 to 2019)
- Executive Vice President Engineering of Motorcycles

MAN TRUCK AND BUS SE (now part of Volkswagen, 1990 to 2009)
- Board member
- Technical Director of the Engineering and Purchasing Department

Various roles leading departments including those responsible for the development of alternative drive systems (batteries, various hybrids, natural gas, hydrogen in ICE and fuel cells)

OTHER PUBLIC COMPANY BOARDS

None

OTHER ENGAGEMENTS AND RECOGNITIONS
- Cespira Board member (2024-2025)
- Volta Trucks AB Board member (2022-2023)
- Awarded honorary professor at the Technical University of Munich for his lecture on "commercial vehicles" in 2006

EDUCATION
- Diploma and a Doctorate (Dr.-Ing, magna cum laude), Mechanical Engineering, Technical University of Munich

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS	
Munich, Germany	Honorary Professor and Managing Director of KVS Consulting (2009 to current)	
CITIZENSHIP	**SHAREHOLDINGS / SHARE UNITS[1,3]**	**2025 VOTING RESULTS**
German	Common Shares – 5,828; DSUs – 48,365: Holding Requirement - Met	For: 61.28% Withheld: 38.72%

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR | 18

Section 2: Board of Directors | Nominees for Election to the Board

EILEEN WHEATMAN



Age 67
Independent Director since April 2020

COMMITTEES and MEETINGS
Attendance in 2025:

• Board of Directors	**12 of 12**
• Audit Committee	**5 of 6**
• HRC Committee	**6 of 7**

REASON FOR NOMINATION

Ms. Wheatman is the nominee of Mr. Kevin Douglas pursuant to the terms of the Nomination Agreement. Notwithstanding the foregoing, Ms. Wheatman has considerable senior executive level management experience in a variety of industries including finance and telecommunications, as well as a broad background in business planning, finance, corporate strategy, and public accounting, audit and estate taxation.

CAREER HIGHLIGHTS

DOUGLAS TELECOMMUNICATIONS INC.
(1996 to current)
President (2017 to current)
Chief Financial Officer (1999 to 2016)
Controller (1996 to 1999)

As part of DOUGLAS TELECOMMUNICATIONS
BroadbandOne (2020 to Present) — Leadership involvement in building and growing fixed wireless access business

Cellular One markets (1997 to 2014) — Managed multi-market telecom operations in GA, IL, and WV culminating in sale to AT&T and Verizon

PISENTI AND BRINKER CPAs (1987-1996)
Senior Manager, Audit Department

OTHER PUBLIC COMPANY BOARDS

None

OTHER ENGAGEMENTS AND RECOGNITIONS

- Director of Quantum Fuel Systems, LLC, (2016-present) an alternative fuel storage development company
- Certified Public Accountant

EDUCATION

- Bachelor's degree, Business Management with emphasis in accounting from Humboldt State University supplemented with Masters' classes in Estate Taxation from San Francisco Golden Gate University

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS	
Petaluma, CA, USA	President of Douglas Telecommunications since 2017; Corporate Director	
CITIZENSHIP	**SHAREHOLDINGS / SHARE UNITS[1,3]**	**2025 VOTING RESULTS**
United States of America	Common Shares – 7,730; DSUs – 45,115: Holding Requirement – Met	For: 81.43% Withheld: 18.57%

We have a specific policy for our non-management directors of compensating such directors primarily with an annual retainer payment and equity-based compensation. See information in this Circular under the heading "**Section 2: Director Compensation.**" Additionally, non-employee directors are required to meet share ownership guidelines and hold equity in the Corporation of a minimum five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period.[3] For further information see "**Section 2: Share Ownership Requirements**" of this Circular.

Notes:

1. The number of Common Shares and Units beneficially owned or controlled are provided as of May 12, 2026. The information as to these numbers, not being within the knowledge of Westport, has been furnished by the respective nominees. The number of Common Shares held by directors varies in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.
2. Certain of such Units are subject to a time-based or performance-based restriction.
3. In April 2020, the Board approved a change to the share ownership requirements for non-employee directors, increasing it to five times their annual cash retainer from the prior requirement of three. As a result, the expected acquisition period has been reset to five years for all non-employee directors. The value of the Common Shares or Units owned by each non-employee director for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares and the grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination.

19 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |20 Mandate and Charter of the Board of Directors Our Board of Directors is responsible for the stewardship of the Corporation and oversees the management of the organization's business and affairs in accordance with our By-Laws and applicable law. Together with the CEO, Chief Financial Officer ("CFO") and other executive officers ("Executive Management"), the Board of Directors is charged with pursuing the creation of long-term shareholder value. Each director and executive officer, in exercising his or her powers and discharging his or her duties, is required by law to: i. act honestly and in good faith with a view to the best interests of the Corporation; and ii. exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. Our Board of Directors conducts its business under the guidance of the Board of Directors Charter (the "Charter"), a copy of which is attached as Schedule "A" to this Circular. The Charter is reviewed annually and updated as appropriate in accordance with new regulation and governance practices. The Charter also works in conjunction with the charters of the committees of the Board of Directors and with the various position descriptions of Board members, the Board Chair, committee chairs and the CEO. All documents are on our website at investors.westport.com/governance. Our Board of Directors has several core responsibilities and oversight of specific areas including: • corporate culture and purpose; • executive leadership and oversight; • corporate and stakeholder communications; • corporate governance; • long-term strategic planning; • annual operating plan and budget; • material financing activities; • material transactions, including acquisitions or divestitures; • risk assessment and internal controls processes; and • technology and cybersecurity risk management. The Board will carry out these responsibilities and discharge its obligations either directly or through Board committees. Any responsibility not delegated to one or more of its committees remains with the Board of Directors. Structure and Composition of the Board and Election of Directors The NCG Committee annually reviews the composition of the Board of Directors with consideration of our business strategy, all relevant facts and circumstances, individual director contributions, tenure, risk of over boarding and potential candidates for election as directors. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors to effectively fulfill its mission. The NCG Committee then recommends to the Board a slate of directors for election by Shareholders that brings a diversity of background and industry or related expertise and experience to the Board. Directors are individually nominated and elected annually at Westport's Annual General Meeting of Shareholders. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director is required to submit his or her resignation to the Board Chair in accordance with Westport's Majority Voting Policy. Board Leadership The Board Chair sits at the intersection between the Board of Directors and Executive Management and, although the Board Chair is also a director and shares all the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities that include: • presiding at all meetings of the Board of Directors and at Annual General Meetings of Shareholders, or delegate a substitute chair if necessary; • engaging with the chair of each committee to build strong and effective committees and, together with the NCG Committee, develops and oversees an effective annual performance review process to improve the performance of Board members and their committees; • leading special projects or taking on special assignments from the Board of Directors; and

Section 2: Board of Directors 21 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR • ensuring the Board of Directors operates independently from management and, for example, ensuring in camera sessions of the Board, excluding any directors who are also officers or employees, will be held at each meeting of the Board of Directors. The Board Chair is elected annually by the independent directors following the Annual General Meeting of Shareholders. Board Independence and Effectiveness Our business is conducted by Executive Management under the oversight of the Board of Directors. We believe an effective Board of Directors has a high degree of independence from management and, while a working culture of trust and collaboration must exist with Executive Management for us to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of the organization and its Shareholders. The Board of Directors have adopted the following organizational principles: • The Board of Directors must have a majority of independent directors. All directors except Mr. Sceli, who is our CEO, are considered independent within the meaning of National Instrument 58-101 - Corporate Governance Disclosure ("NI 58-101") and the listing rules of the NASDAQ and the TSX; • The Chair of the Board of Directors, Mr. Guglielmin, is considered independent within the meaning of NI 58-101 and the listing rules of the NASDAQ and the TSX; • During 2025, the Board of Directors maintained three standing committees ("Standing Committees") and delegated specific responsibilities to each Committee. Each Committee operates under a charter and has a Committee Chair responsible for leadership and overall operation of the Committee. The Standing Committees are the Audit Committee, the HRC Committee, and the NCG Committee. • The Audit Chair, the NCG Chair and the HRC Chair positions are held by independent directors, and all members of these Standing Committees are independent directors. • The Board frequently reviews the need for new committees and may establish new committees or disband current committees at its discretion according to evolving circumstances, legal and regulatory requirements, as well as best corporate governance practices; • The Board may form special committees and delegate specific responsibilities to address extraordinary matters; • At every Board and committee meeting, time is set aside if needed for in camera discussion excluding any directors who are also officers or employees; and • Where appropriate, in-camera executive sessions of only independent directors are held during board meetings, with these sessions being overseen by the Board Chair, and in 2025, the independent directors met 6 times without Mr. Sceli or other members of Executive Management present. Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Board Chair and CEO, who will then bring recommendations to the full Board of Directors for approval. These functions include, but are not limited to: • revising the Board of Director charter from time to time; • developing a position description for the Board Chair, each Committee Chair, and the directors; and • developing a position description for the CEO, as well as indicators to measure the CEO's performance. The Board, as well as each Standing Committee, may, in its discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, other), at the expense of the Corporation, for the purpose of advising the Board or a Standing Committee in the execution of its responsibilities and duties. Board of Directors Skills Matrix Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which we operate. We maintain a critical skills matrix which identifies areas which are necessary for the Board to carry out its mandate effectively – now and in the future. The NCG Committee reviews the matrix annually to confirm it continues to reflect the most relevant skills, experience, and competencies. The skills matrix is also used in determining the appropriate mix of directors on each of the Standing Committees. Together with the Chair of the Board of Directors, the NCG Committee determines the expected skill set of new candidates by considering existing Board strengths and the needs of the organization. The following table identifies the skills and experience of our directors as ranked on a scale of one to three by each nominated director.

Section 2: Board of Directors | Skills Matrix WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |22

Section 2: Board of Directors | Diversity

Diversity

The Board recognizes that diversity (including gender, as well as members of minority groups, geography, skills, competency and age) enriches the discussion, debate and facilitates a broader exchange of perspectives, which in turn, helps enable innovation, enhance balanced decision making, and improve business performance leading to greater organizational strength. Westport upholds its commitment to diversity through its diversity policy (the "**Diversity Policy**"), which sets out our commitment to actively considering candidates from diverse backgrounds based on merit, with a focus on gender diversity. For more information, please view the Diversity Policy here: https://s26.q4cdn.com/361830528/files/doc_govs/govs/Diversity-Policy-December-2025-NCGC-Approved.pdf

The Board makes director nominee decisions based on merit and remains committed to selecting the best person to fulfil these roles. We recognize that diversity (including gender, as well as members of minority groups, geography, skills, competency and age) at both the Board and within all levels of management is important to provide a wide range of perspectives, experience and expertise required in building an effective team. We believe that diverse views enrich the discussion and debate and facilitate a broader exchange of perspectives, which in turn, helps enable innovation, enhance balanced decision making, and improve business performance leading to greater organizational strength.

Gender Diversity


Women 2
33%
Women
Men 4

Committee Chairs


Women 1
33%
Women

Average Tenure


< 4 Years 2
4.5
Years
4 - 10Years 4

Nationality


USA 1
33%
Outside Canada
Germany 1
Canada 4

Average Age


64
Years
60s 6

Independence


Management 1
83%
Independent 5

Our Board is committed to upholding a gender balanced board as turnover occurs and consistent with this commitment, the Board has adopted a target of having women represent at least 30% of our Board. This commitment is reflected in both the Charter and in the Diversity Policy. We have met or exceeded this target at our annual meetings since 2020 and at our 2026 Annual General and Special Meeting, 33% of the nominees for our Board are women, with one of the three Standing Committees chairs in 2025 being a woman. Our current director nominees represent a well-rounded diversity of skills, knowledge, experience, and perspectives. All our nominees are seasoned leaders.

23 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |24 While the Corporation has not set a specific gender target for executive officers, 33% of our executive officers and senior management team are women, represented by our Chief Financial Officer and Vice President of Investor Relations. Given the size of the organization, the transition period, and small size of the executive team, the Corporation believes that implementing targets would not be appropriate. The Corporation is committed to taking active measures to ensure candidate pools are diverse when assessing potential new executive officer candidates. Additionally, when using search firms to find executive officer candidates, the Corporation directs them to prioritize diversity, especially by including women candidates. The diversity representation on the Board and among executive officers is set out in the following table: BOARD AND EXECUTIVE OFFICER DIVERSITY MATRIX Country of Principle Executive Offices Canada US Foreign Private Issuer Yes Disclosure Prohibited Under Home Country Law No Total Number of Directors 6 Female Male Non-Binary Did not Disclose Gender Part 1: Gender Identity Directors to be nominated 2 (33%) 4 (67%) - - Executive Officers 1 (33%) 2 (67%) - - Part 2: Demographic Background Underrepresented Individual in Home Country Jurisdiction - LGBTQ+ - Did not disclose demographic background - The level of representation of women and other diverse candidates has been and will continue to be considered by the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations. The Board and Executive Management continue to review and implement diversity practices to ensure we benefit from the broader range of perspectives and experience made possible by diversity of thought, background, and experience. Position Descriptions Position Description for the Board Chair and Committee Chairs The Board of Directors has established a written description of the positions of the Board Chair and a general position description for the Standing Committee Chairs. A copy of each is posted and available on our website at: investors.westport.com/governance/governance-documents/. Position Description for Chief Executive Officer The Board of Directors has adopted a written position description for the CEO, a copy of which is posted and available on our website at investors.westport.com/governance/governance-documents/. Orientation & Continuing Education Robust onboarding for new directors is critical, as well as ongoing comprehensive education and training for all Board members on key matters and to foster board effectiveness. In addition, all Board members are encouraged to participate in relevant external director education

Section 2: Board of Directors 25 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR opportunities. The Board recognizes: (a) the importance of fostering an atmosphere of continuous enhancement, long-term value creation, and strengthening shareholder confidence; and (b) that institutional investors and regulators expect directors at public companies to continually enhance their skills and remain up to date of company and industry matters. Director onboarding involves a combination of written materials, oral presentations, meetings with the Board and management and site visits where possible. Among the topics covered during onboarding are company purpose, history, strategy, financial condition, risks, safety and soundness, ethics, core values, and corporate governance. To help new directors learn more about our business and their oversight roles within the organization, the onboarding process includes meetings with business segments, control and support groups, and visits to facilities as appropriate. This allows directors to better step into their oversight roles and begin making meaningful contributions to the Board more quickly. In-house educational sessions facilitated by management are provided to all directors throughout the year with a focus on topics specific to our business and industry. All new directors must participate in the director orientation program which commences promptly after the appointment of a new director. In addition, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the organization. Directors also participate in continuous learning activities as part of Continuing Education initiatives overseen by the NCG Committee. Continuing education covers a range of current topics including best practices in corporate governance, latest business and product information, cybersecurity, artificial intelligence and data privacy matters, and sustainability matters. Sessions are designed to maximize the knowledge and effectiveness of directors throughout their tenure and offer the opportunity to discuss in detail the changing risk environment, impacts on overall business strategy and achievement of our mission. During 2025, the directors attended an education session on artificial intelligence. Meetings of the Board of Directors Our Board of Directors meets as needed during the year and a quorum for Board meetings requires a majority of its members to be in attendance. At every meeting, time is set aside for independent directors to meet without management present to discuss any procedural or substantive issues. The Audit Committee charter requires the committee to meet at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management discussion, and analysis ("MD&A") and related filing. In 2025, the Audit Committee met 6 times. The HRC Committee and NCG Committee charters require each committee to meet at least twice annually. In 2025, the HRC committee met 7 times, and the NCG committee met 5 times. Detailed 2025 attendance by current directors is summarized in each director biography found in "Section 2: Nominees for Election to the Board." Director Compensation The compensation structure of the Board of Directors is designed to attract and retain exceptionally talented and experienced directors, leading to our long-term success. This requires our directors to be adequately and competitively compensated. The Board has determined that director compensation should be in line with comparable companies and reflect the time, responsibilities of our directors as well as current trends in director compensation. The HRC Committee reviews these factors based on relevant market data and advice of our external compensation consultant when making recommendations on Director compensation to the Board. Director Share Ownership Requirements The Board encourages directors to obtain a meaningful share ownership interest in Westport. In 2020, the Board approved an increase in the number of shares required to be held by non-employee directors. Under the share ownership guidelines applicable to all non-employee directors, each director must hold at least five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period from their election to the Board. Each of the non-employee directors complied with the guidelines regarding share ownership as of December 31, 2025, or is reasonably proceeding with compliance having regard to the applicable fifth anniversary of his or her initial election to the Board. Mr. Kotush has until January 1, 2031 to meet the share ownership guidelines. For further details on director share ownership, please review the individual director biographies in "Section 2: Nominees for Election to the Board." Director Compensation Schedule Fixed annual retainers are used to compensate directors rather than a fee per meeting. The retainer is comprised of a combination of cash and equity compensation. Non-management directors are paid a base annualized cash board retainer and equity compensation in the form of DSUs and Committee Chairs are paid a base annualized cash committee chair retainer, all as reflected in the schedule below.

Section 2: Board of Directors WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |26 In 2023, the HRC Committee completed a further director compensation review with Hugessen Consulting ("Hugessen" or "Compensation Consultant") which resulted in the decision to change from Directors being able to elect to take equity compensation in RSUs, DSUs or a combination, to only awards in DSUs for equity compensation. Compensation in the form of DSUs is at risk since DSUs can be redeemed only upon a director retiring from the Board, and the redemption value of DSUs depends on the market value of our shares at that time. In 2024, the HRC Committee completed a director compensation review with Hugessen, which resulted in the elimination of Committee Member retainers. At the June 13, 2024, Board meeting, the Board approved that Directors also could elect to take all or a portion of their cash retainers in the form of DSUs. These adjustments were made to align with our strategic priority of reducing our cost structure, enhancing efficiency, and improving cash management. No changes were made to chair or non-chair director compensation cash retainer or equity compensation levels in 2025. Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings. Mr. Sceli does not receive compensation for his role as a director and is instead compensated solely as a member of management. The following table outlines the 2025 Director compensation approved on May 15, 2025. DIRECTOR COMPENSATION SCHEDULE Annualized Retainer Cash Equity (DSUs) Compensation Value Ratio Cash:DSUs Board Chair $65,000 $135,000 32.5:67.5 Director $50,000 $65,000 43:57 Committee Chair Retainer Audit Committee Chair $20,000 HRC Committee Chair $15,000 NCG Committee Chair $15,000

Section 2: Board of Directors

2025 Director Compensation Summary

The total aggregate compensation, including the date of grant value for all equity awards and all other compensation, earned by the directors during the financial year ended December 31, 2025, was $670,782.

DIRECTOR COMPENSATION				
	Fees Earned (US$)	Share-Based Awards(1) (US$)	All Other Compensation (US$)	Total (US$)
Daniel Hancock(2)	50,109	135,000	nil	185,109
Michele Buchignani	65,000	65,000	nil	130,000
Anthony Guglielmin	56,923	65,000	nil	121,923
Karl-Viktor Schaller(2)	50,000	65,000	nil	115,000
Phil Hodge(3)	3,750	nil	nil	3,750
Eileen Wheatman	50,000	65,000	nil	115,000
			Total	670,782

Notes:
1. This amount represents the accounting fair value determined at the time of grant of DSUs. Starting in 2024, Directors could elect to take a portion of their cash retainers in the form of DSUs; however, in 2025, no Director elected to take a portion of their cash retainers in the form of DSUs.
2. Mr. Hancock and Mr. Schaller each earned $25,000 in 2025 in consulting fees as members of Cespira's Board of Directors. Mr. Hancock stepped down as a Cespira Board Member on July 31, 2025, and Mr. Schaller stepped down as a Cespira Board Member on January 1, 2026.
3. Mr. Hodge did not stand for re-election at the May 15, 2025, Annual General Meeting.

Omnibus Plan Awards

The following tables and notes detail information concerning all share-based awards vested during the 2025 financial year and outstanding on December 31, 2025, for the following individuals who were directors during the year ended December 31, 2025, excluding Mr. Sceli, who received no compensation for his service as a director.

DIRECTOR AWARDS: VESTED/EARNED VALUES				
	Vested		Unvested	
Name	Qty (#)	Market Value (US$)	Qty (#)	Market Value(1) (US$)
Daniel Hancock			97,696	nil
Michele Buchignani			48,365	75,933
Anthony Guglielmin			78,729	123,605
Karl-Viktor Schaller			48,365	75,933
Eileen Wheatman			45,115	70,830
Brenda Eprile (2)	34,060	131,698		
Phil Hodge (3)	34,060	97,461		

Notes:
1. This is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as of December 31, 2025 ($1.57).
2. Ms. Eprile retired from the Board on January 6, 2025.
3. Mr. Hodge did not stand for re-election at the May 15, 2025 Annual General Meeting.

27 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

Section 2: Board of Directors WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |28 Additional Disclosure Relating to the Directors Other than as detailed below, no proposed director (in their personal capacity): 1. is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport) that, (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; 2. is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; 3. has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; has entered into, at any time, a settlement agreement with a securities regulatory authority; or 4. has been subject to, at any time, any penalties or sanctions imposed by, (a) a court relating to securities legislation or a securities regulatory authority, or (b) a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director. Other Directorships Some Board of Directors members are also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the individual nominee biographies under "Section 2: Nominees for Election to the Board." The Board of Directors Charter limits directors to a maximum of four outside public company directorships. In addition, the Board has adopted a policy that no more than two of our directors may serve on the same public company board without the prior consent of the Board Chair. The NCG Committee reviews the number of boards on which our directors serve to ensure directorships align with the Charter mandate, to protect from any potential over boarding and to help ensure the Board does not exceed two board interlocks. As of May 12, 2026, no directors served on another public company's board of directors together. Indebtedness of Directors & Executive Officers None of the director nominees, proposed directors, executive officers or employees, former directors, executive officers, or employees at any time during the Corporation's last completed financial year, nor any of the associates of such persons, are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of our most recent completed financial year. Furthermore, none of these persons were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. Interest of Informed Persons in Material Transactions Other than as described below or elsewhere in this Circular, no informed person, any proposed person nominated for election as a director, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

Section 3: Corporate Governance 29 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Section 3: Corporate Governance Our Commitment to Integrity, Corporate Governance and Sustainability Effective corporate governance plays a significant role in protecting shareholder rights, helping to maximize shareholder value over time and assisting in the creation of a vibrant, dynamic, and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices. Corporate Governance at a Glance Presented in the table below are some highlights of Westport's corporate governance practices. All the policies referenced in this section are available on our website at investors.westport.com/governance/governance-documents/ Board Independence • 5 of our 6 directors are independent Independent Board Chair/Lead Independent Director • Anthony Guglielmin currently serves as our independent Board Chair. • Our independent directors meet in regularly scheduled sessions without the presence of management at each board meeting. • Shareholders can communicate with the independent directors through the Board Chair. Board Composition • The Board has fixed the number of directors at six (6). • Our Board regularly assesses its performance and can adjust the number of directors according to need or as the opportunity arises to enhance the overall mix of skills and experience represented on our Board. • Our Board has a diverse mix of skills, experience, and background; see "Section 2: Nominees to the Board". Majority Voting/Director Resignation Policy • Our Majority Voting Policy provides that any nominee for director in an uncontested election who receives a greater number of votes "withheld" than votes "for" his or her election must promptly tender his or her resignation to the Board for the Board's consideration. Independent Board Committees • In 2025 we had three Board Standing Committees: Audit Committee, HRC Committee, and NCG Committee. • All Board committees are composed entirely of independent directors, and each has a written charter that is reviewed and reassessed annually by the NCG Committee and posted on our website. Strategic Planning Oversight • Our Board and Executive Management dedicate at least one Board meeting per year to strategic planning. • Strategic, financial, and capital plans are developed by the Executive Management team and reviewed by the Board for resource allocation and risk appetite before approval. Risk Oversight • Our full Board is responsible for risk oversight and has designated committees to have particular oversight of certain key risks. • Our Board oversees management as it fulfills its responsibilities for the assessment and mitigation of risks and for taking appropriate actions. Succession Planning • Our Board actively monitors our management succession plans and receives regular updates on human capital management matters. • At least annually, the Board reviews senior management succession and development plans. • Our Board periodically evaluates Board succession processes to ensure directors with strong and diverse experiences can be attracted and selected for future Board seats. Self-Evaluations • We have established an annual evaluation process for the Board, each Board Standing Committee, and each Board member which is overseen by the NCG Committee. The process consists of completion and review of a questionnaire. In 2025, with the divestiture of Westport's Light-Duty segment and Board succession, this process was modified, with our customary process to resume in 2026.

Section 3: Corporate Governance WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |30 Director and NEO Share Ownership Requirements • Share ownership guidelines applicable to each non-employee director require a minimum holding of five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period • Executives are required to own Common Shares or Units with a value equivalent to: – CEO: three times base salary; and – Other Named Executive Officers: one times base salary. Continuous, Timely Disclosures • Our Board has adopted a disclosure policy ("Disclosure Policy") that requires fair, accurate and timely disclosure of material information regarding Westport and its business, and has established a disclosure committee ("Disclosure Committee") of management and legal counsel to ensure compliance with the policy. • Our Board encourages management to consult with legal and financial advisors to confirm the Corporation is in compliance with securities legislation in Canada and the United States regarding material information about public companies and receives reports in this regard. • The Board is cognizant of Westport's timely disclosure obligations and, either directly or through committees, reviews all "core" disclosure documents, such as financial statements, MD&A, certain press releases (principally those relating to financial results, MD&A, Annual Reports, and other core disclosure documents), and ESG Reports prior to distribution. Insider Trading and Clawback Policies • The Board has established a written Insider Trading Policy ("Insider Trading Policy"), an Anti- Hedging ("Anti-Hedging Policy") and a Clawback Policy ("Clawback Policy"), which outline the trading obligations of Board members, officers and employees and prohibit engagement in hedging against future declines in the market value of the Corporation's shares. • The Insider Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law; insider trading training is a critical component of our annual ethics and code of conduct education for all employees. Material Transactions • Our Board has the expectation that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management. • The Board must comply with the conflict-of-interest provisions of the ABCA and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest). • Our Board takes appropriate actions to ensure its directors exercise independent judgment in considering transactions and agreements with respect to whether a director or executive officer has a material interest. Under the Code, in the case of any material interest in a contract, directors have an obligation to disclose the information, followed by a review process led by the Board. • The Board is required to complete an annual independence questionnaire to assess and monitor any material transactions. Ethics and Commitment to Integrity • Our Code of Conduct, with annual certification by all directors, officers and employees, is disclosed on our website at https://www.westport.com/about-us/commitment-to-integrity. • We have an active ethics and compliance program led by our Director of Compliance, which includes regular employee and directors ethics training, Code of Conduct training and certifications by employees and directors. • On a quarterly basis and at year-end, the Director of Compliance provides a comprehensive compliance report to the Audit Committee. Environmental, Social and Governance • The Board is undertaking oversight functions in this area with input from management on matters that fall within their specific responsibilities and expertise. • The Audit, HRC, and the NCG Committees review and assess ESG-related issues specific to their committee responsibility. Corporate Guidelines for Business Conduct Demonstrating our commitment to the values of integrity, respect, and perseverance is key to the success of our Board of Directors, Executive Management, and all employees. We count on every employee and every member of our global network to build business relationships and make decisions in a way that honors our values. We adhere to complex and ever-changing laws, regulations, and requirements that impact our markets, our product offerings, and our compliance efforts. As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable legal and financial requirements.

Section 3: Corporate Governance 31 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Our Code of Conduct ("Code") reflects our commitment to a culture of honesty, integrity and accountability and outlines the guidelines for the conduct expected from directors, officers, employees, contractors, agents, and consultants who act on behalf of Westport in any business dealings. A copy of our Code can be found on our website at westport.com/about-us/commitment-to-integrity. Only the Audit Committee can amend or grant waivers from the provisions of the Code relating to our directors and executive officers. Compliance and Ethics Training All directors, officers and employees are provided with a copy of our Code each year and must certify their understanding of and compliance with the Code. In addition, all directors, officers, and employees must complete interactive online ethics training addressing subjects within the Code. The training is administered through a third party. Topics include, but are not limited to: • Anti-Bribery • Conflict of Interest • Financial Integrity • Gifts, Entertainment and Hospitality • Human Trafficking and Forced Labour • Information Security • Insider Trading • Working with Third Parties • Discrimination, Workplace Harassment, Violence and Abusive Conduct This course is part of our broader compliance program led by our Compliance Officer, who is responsible for its implementation, monitoring and periodic assessment, including the reporting of program effectiveness and evolving regulatory and compliance requirements to the Audit Committee. In addition to the Code, our Anti-Corruption and Prevention of Bribery Principles sets out our commitment to full compliance with Canada's Corruption of Foreign Public Officials Act ("CFPOA"), the U.S. Foreign Corrupt Practices Act ("FCPA"), and any local anti-bribery or anti-corruption laws that may be applicable in any jurisdiction in which we operate. These principles supplement the Code and provide guidelines for compliance with the CFPOA, FCPA, and other relevant laws worldwide. Directors, officers, employees, and contract employees must complete online training as part of our compliance certification requirements. Our Whistleblower Policy (the "Whistleblower Policy") outlines our commitment to open communication and transparency. This Whistleblower Policy establishes standards and procedures that allow employees to report concerns or complaints about corporate conduct with the assurance they will be protected from retaliation, reprisals, or victimization for all such reporting. Anyone conducting business with or on behalf of Westport is encouraged to communicate concerns before they become problems. Concerns relating to any matter which, in the view of the person expressing the concern or complaint, is illegal, unethical, contrary to our Code or policies, or in some other manner not right or proper, including concerns relating to forced labour, child labour or other human rights violations can be reported confidentially and anonymously through Westport's ethics hotline via westport.ethicspoint.com, or by email to the ethics hotline alert email address. Alternatively, concerns may be directed to the Board Chair or the Audit Committee Chair. Reports are investigated in a timely manner and addressed in accordance with applicable laws and Westport policies. Human Rights, Forced and Child Labour We are committed to upholding the principles set out in Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act, including the requirement to take measures to prevent and reduce the risk of forced and child labour in our operations and supply chain. These measures are supported by our Human Rights Policy, which sets out our commitment to ensuring that people are treated with dignity and respect throughout our operations and to working with our employees, suppliers, contractors and subcontractors at any tier, business partners, external stakeholders or persons in our value chain to ensure this commitment is met. Consistent with this commitment, our policies prohibit the use of all forms of forced labour and child labour in the production of our products and services, including prison labour, indentured labour, bonded labour, military labour, modern forms of slavery and any human trafficking.

Section 3: Corporate Governance WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |32 The Board's Role in Risk Oversight Our Board and its Standing Committees play a key role in oversight of our risk culture, setting the "tone at the top" and holding management accountable for its maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business. In performing its oversight function, the Board and its Standing Committees maintain regular, active, and open communication and discussions with Executive Management. This is accomplished in several ways by: • prioritizing the importance of specific qualifications for each individual Board member, and the overall Board and Standing Committee leadership structures and composition, as described earlier in this Circular; • overseeing management's identification, measure, monitoring, and control of our material risks, including compliance risk and conduct risk; • requesting and receiving briefings from Executive Management on matters relating to risk identification and assessment of principle risks; and • overseeing our incentive plan design and governance processes to provide an appropriate balance of risk and compensation outcomes. For more details see "Section 4: Compensation Risk Management Practice." Board Accountability to stakeholders for organizational oversight Roles: integrity, leadership, transparency Audit Committee Human Resources & Compensation Committee Nominating & Corporate Governance Committee • Oversees identification and assessment of principal risks that impact the financial reporting of the Corporation • Works with Executive Management to identify, monitor and address material financial and accounting risks to our business • Oversees legal and regulatory compliance pertaining to financial reporting and promotion of legal and ethical conduct • Reviews and assesses the adequacy of the reporting systems and related internal controls relating to ESG matters • Ensures appropriate mitigation of compensation and talent risk, through review and approval of our compensation policies and practices. This includes: • Compensation risk management policies • Design and oversight of executive compensation program with objectives of attracting, retaining, motivating skilled and experienced executive leadership while appropriately balancing incentives and risk • Oversight of diversity and inclusion policies and any risk- related issues • Monitors risks with respect to the effectiveness of the Board and considers aspects such as director succession and Board composition • Oversees the principal policies that guide our overall corporate governance • Reviews and assesses corporate governance issues and policies

Section 3: Corporate Governance 33 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Strategic Planning Oversight The Board and Executive Management dedicate at least one Board meeting per year to strategic planning. During the strategic planning meeting the Board considers emerging trends, the competitive environment, risk management issues, including cybersecurity and corporate social responsibility initiatives, and any other significant business issues and product portfolio adjustments that are important as it reviews and determines the Corporation's strategic direction. Strategic, financial, and capital plans are developed by Executive Management and reviewed by the Board for resource allocation and risk appetite before approval. During the year, the Board monitors the progress in fulfilling our strategic and operating plans and receives regular updates from the CEO and other members of the Executive Management team on strategic developments and performance against the strategic plan. Cybersecurity and Information Security Risk and Artificial Intelligence Oversight The Corporation's Information Technology ("IT") function manages its cyber resilience efforts through a variety of relevant organizational functions. Their mandate includes defining the Corporation's cyber resilience framework, identifying and measuring risks, building the business continuity strategy and tactics, disaster recovery plans, capturing key business information security risks beyond IT and reporting any incidents. The head of IT provides regular updates to the Audit Committee with analysis, mitigation strategies and incident reporting being reported to the Board. Additionally, the IT function works with local HR and stakeholders in each of our locations to ensure compliance with GDPR (General Data Protection Regulations). The team consistently monitors our digital public presence and adjusts and updates our privacy protocols and procedures as necessary to protect our customers' privacy and internal data. In 2025, cybersecurity, information security, and artificial intelligence awareness training programs were completed by employees, focused on developing awareness of threats and how to recognize them. Working in concert with an information security partner, the Corporation has implemented global security structures and measures, with breach detection, prevention, event management and reporting. The Board receives prompt and timely information from management on any cybersecurity or information security incident that may pose significant risk to our organization and continues to receive regular reports on the incident until its conclusion. In 2025, there were no reported incidents of information or cyber breaches. Also, our Board receives management reports on key developments and incidents across our industry and specific information about peers and vendors. Additionally, the Board received cybersecurity and artificial intelligence educational sessions to ensure members remain informed about evolving trends. Cybersecurity governance highlights: • Cross-functional approach to addressing cybersecurity risk with legal and internal audit group members presenting key topics. • Global presence with employees and 24/7 cyber threat communications. • Collaborative approach, working with a wide range of key stakeholders to manage risk, and share and respond to intelligence. Environmental and Social Sustainability Following the significant divestiture of Westport's Light-Duty segment in July of 2025, and as part of its strategic realignment, Westport has reassessed its approach to ESG Reporting. In light of the reduced scope of operations and the evolving nature of our business, the decision has been made to cease issuing a standalone ESG report. Going forward, we will integrate ESG disclosures within our annual Management's Discussion and Analysis (MD&A) and Annual Report, in line with current scope of our operations and in accordance with applicable regulatory requirements. Westport recognizes that ESG factors are of significant interest to our investors, employees, and other stakeholders, and will continue to engage with our stakeholders to ensure that our ESG practices and disclosures reflect both their expectations and the evolving regulatory landscape.

Section 3: Corporate Governance WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |34 . Shareholder Engagement The Board and Executive Management welcome interaction with Shareholders and believe in the importance of direct, regular and constructive engagement with Shareholders to permit open dialogue and the exchange of ideas. We regularly engage with institutional investors and proxy advisory groups and monitor governance and disclosure practices to ensure we maintain our high governance standards. Our CEO, CFO, various members of the Executive Management team along with our investor relations representatives, regularly engage with the investment community, government officials, media representatives, and other stakeholders. The Corporation communicates with Shareholders and other stakeholders through various channels, including the Corporation's management information circulars, quarterly and annual financial and operating reports, news releases, website, webinars and fireside discussions, presentations at investor and industry conferences and other materials prepared in connection with the continuous disclosure requirements of the TSX and securities regulatory authorities. In addition, management's quarterly earnings call along with our annual general meeting are open to all Shareholders and the broader investment community, in accordance with applicable disclosure requirements. Our website, at www.westport.com, also provides extensive information about the Corporation and all news releases issued by us are available on the website for viewing. We maintain an approach of ongoing communication with investors and representatives of the investment community. This consists of periodic meetings with investment fund managers and investment analysts as well as individual investors and Shareholders, although always in circumstances that assure full compliance with disclosure requirements. Inquiries by Shareholders are directed to and dealt with by members of senior management. Shareholders and potential investors are encouraged to communicate on any issues. All communications are subject to our Corporate Disclosure Policy. Shareholders may communicate their views to senior management by contacting our main investor relations contact at invest@westport.com. The Board values regular and constructive engagement with Shareholders and encourages Shareholders to express their views on governance matters along with executive and director compensation directly to the Board. Questions regarding our governance practices can be sent to the Chair, c/o the Corporate Secretary at 1691 West 75th Ave, Vancouver, British Columbia, Canada V6P 6P2. Please remember to mark your envelope Private and Confidential. Share Board of Director Committees Committees Purpose & Responsibility Our Board of Directors has established three Standing Committees including the Audit Committee, the HRC Committee, and the NCG Committee. All board members have access to all committee reports and materials and are welcome to attend any Standing Committee meetings. Quorum for Standing Committee meetings requires a majority of the committee members to be in attendance. The Audit Committee quorum has two members, and one must be the Audit Committee Chair. The quorum for the HRC and NCG Committees consists of a majority of committee members, and one must be the Committee Chair. From time to time, the Board of Directors may establish ad hoc committees with specific purposes. Detailed information about the Board's Standing Committees, including the committee members and a brief review of each committee's responsibilities is discussed below. Changes to Composition of Standing Committees The Board of Directors, on the advice of the NCG Committee, considers the periodic rotation of the membership of each Standing Committee and, from time to time as the Board of Directors sees fit, rotates chair leadership of the committees.

Section 3: Corporate Governance 35 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Standing Committee Descriptions and Membership AUDIT COMMITTEE FY2025 Meetings: 6 KEY RESPONSIBILITIES The principal functions of the Audit Committee are to: • select, approve the compensation, and assess the independence of our independent registered public accounting firm; • review and approve management's plan for engaging the independent registered public accounting firm during the year to perform non-audit services and consider what effect these services will have on the independence of our independent registered public accounting firm; • review our annual financial statements and other financial reports which require review and/or approval by the Board; • oversee the integrity of our financial statements and our systems of disclosure and internal controls over financial reporting and our compliance with legal and regulatory requirements; • review the scope of audit plans of our independent registered public accounting firm and the results of its audit; • evaluate the performance of our independent registered public accounting firm; • review our quarterly earnings releases; • review all related-party transactions for potential conflicts of interest and approve all such transactions; • review and evaluate our risk management plans, including information technology security and data privacy compliance; and • oversee compliance with our Code of Ethics for the CEO and senior financial officers; compliance with corporate securities trading policies; compliance with legal and regulatory requirements applicable to our financial statements; and financial risk exposures. MEMBERS • Anthony Guglielmin, Chair (to January 1, 2026) • Bradley Kotush(1), Chair (January 1. 2026) • Karl-Viktor Schaller (commencing May 15, 2025) • Eileen Wheatman • Michele Buchignani (to May 15, 2025) CHARTER The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website at investors.westport.com/governance/ QUALIFICATIONS Each member of the Audit Committee is required to possess a basic level of "financial literacy" and at least one member should qualify as an "audit committee financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. FURTHER INFORMATION Additional information relating to the Audit Committee required to be disclosed pursuant to Form 52-110F1 - Audit Committee Information Required in an AIF can be found under Items 6 and 16 of the Form 20-F filed as the Corporation's AIF.

Section 3: Corporate Governance WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |36 NOMINATING AND CORPORATE GOVERNANCE COMMITTEE FY2025 Meetings: 5 KEY RESPONSIBILITIES The principal functions of the NCG Committee are to: • oversee the composition of the Board of Directors to assure that the appropriate knowledge, skills, and experience are represented including succession planning; • oversee corporate governance to ensure effective functioning of the Board; • discuss with the Board of Directors standards to be applied in making determinations as to the independence of directors; • review the effectiveness of the Board of Directors, including but not limited to, considering the size and desired skills of the Board of Directors and the performance of individual directors, as well as the collective; • performance of the Board of Directors; • review and approve related party transactions; • oversee the onboarding and continuing education for directors; and • oversee shareholder engagement. MEMBERS • Daniel Hancock(2), Chair (May 15, 2025 to December 31, 2025) • Anthony Guglielmin, Chair (January 1, 2026) • Michele Buchignani (commencing May 15, 2025) • Karl-Viktor Schaller • Phil Hodge(3), Chair (until May 15, 2025) CHARTER The Board of Directors has adopted a written charter for the NCG Committee, a copy of which is available on our website at investors.westport.com/governance QUALIFICATIONS All members of the NCG Committee are independent. FURTHER INFORMATION The NCG Committee, with the Standing Committee Chairs, completes an annual review of the Charters of the Board and Standing Committees and makes recommendations to the Board for discussion and final approval.

Section 3: Corporate Governance

<table>
<tr><td colspan="2">HUMAN RESOURCES AND COMPENSATION COMMITTEE</td></tr>
<tr><td>FY2025 Meetings: 7

MEMBERS
• Michele Buchignani, Chair
• Anthony Guglielmin (commencing May 15, 2025)
• Eileen Wheatman
• Phil Hodge (until May 15, 2025)

CHARTER
The HRC Committee operates under a Board approved charter that spells out the HRC Committee's major duties and responsibilities. This charter is available on our website at investors.westport.com/governance/</td><td>KEY RESPONSIBILITIES

The principal functions of the HRC Committee are to:

• review and approve corporate goals and objectives tied to the compensation of our CEO;
• evaluate the performance of our CEO specific to our corporate goals and objectives and determine his compensation;
• review and approve the compensation of our other senior officers;
• review and establish our overall compensation philosophy policy;
• retain and approve the compensation of compensation advisor(s);
• review and approve our policies and procedures for equity-based incentive awards;
• review and make recommendations to the Board concerning our director compensation;
• approve the report required by the rules of the SEC and Canadian Securities Administrators to be included in our annual management information circular; and
• oversee our human capital management, including diversity, equity and inclusion initiatives.</td></tr>
<tr><td>QUALIFICATIONS
All members of the HRC Committee are independent.</td><td>The direct experience of each Committee member is relevant to the performance of their responsibilities as a Committee member; and the collective skills and experience the Committee has to make decisions on the suitability of the Corporation's compensation policies and practices, are described below:

Ms. Buchignani – Ms. Buchignani's experience includes roles set out in her biography in the "Director Nomination" section and her skills and experience in the Board of Directors Skills Matrix section. Ms. Buchignani was required to have an understanding of governance and regulatory matters with respect to compensation policies and practices in her roles. In addition, Ms. Buchignani worked as a consultant within the Compensation group at a major Canadian bank. She holds ICD.D designation and a certificate in Climate Governance from the Institute of Corporate Directors.

Mr. Guglielmin – Mr. Guglielmin's experience includes roles set out in his biography in the "Director Nomination" section and his skills and experience in the Board of Directors Skills Matrix section. In such roles as CFO and Chair of Audit Committees, Mr. Guglielmin was/is required to have an understanding of and assess compensation policies and practices.

Ms. Wheatman – Ms. Wheatman's experience includes roles set out in her biography in the "Director Nomination" section and her skills and experience in the Board of Directors Skills Matrix section. In such roles as President and Director of privately held companies, Ms. Wheatman works with board members and senior leadership in assessing and setting compensation policies and programs.</td></tr>
<tr><td colspan="2">FURTHER INFORMATION
For information relating to executive compensation, see "Section: Executive Compensation Discussion and Analysis"</td></tr>
</table>

Notes:

1. Mr. Kotush was appointed to the Board on January 1, 2026.
2. Mr. Hancock retired from the Board on December 31, 2025.
3. Mr. Hodge did not seek re-election to the Board on May 15, 2025

37 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |38 Section 4: Compensation of Executive Officers Message from the Chair of the HRC Committee Dear fellow shareholders, The Corporation has undergone and continues executing a significant strategic transition intended to reposition the business and drive sustainable long-term value creation. In order to address the risk of attrition during this transition period, which could hinder our ability to execute and take full advantage of the market opportunities ahead of us, the HRC Committee structured executive compensation to clearly differentiate between short-term transition execution and resulting long-term shareholder value creation. We believe this is consistent with our pay-for-performance principles and is the most effective way to realize these goals. With the sale of the light-duty business segment in 2025, the short-term incentive program ("STIP") was structured to maintain a simple yet sharp focus on current operational targets and near-term execution of strategic initiatives as described below. To maintain focus on controllable operating costs and execution discipline, we used the single financial operational metric of adjusted earnings before interest and taxes ("Adjusted EBIT"). The HRC Committee believes this is an appropriate measure of annual performance during a transition period as it neither rewards nor penalizes executives for one-time transition costs, while maintaining accountability for core operating performance. This metric has been consistently used in measuring our performance and aligns with shareholder expectations. In addition, a significant portion of the STIP for 2025 was weighted to achievement of defined strategic initiatives that were critical to establish the foundations of our strategic direction: (a) transfer of the retained High-Pressure Control (Hydrogen) manufacturing from Italy to Canada and China; (b) validation of our North American natural gas heavy-duty market entry path; (c) realignment of organizational size and related costs; and (d) development of strategic partners and sources of capital. Each of these initiatives had a combination of specific defined financial metrics, project-based milestones, and stakeholder engagement metrics. With respect to long-term incentives ("LTIs") the HRC Committee determined to award only PSUs in 2025, with vesting for these awards tied to share price appreciation over a multi-year performance period. As a result, the LTI awards are based upon absolute shareholder value creation, reflecting the market's assessment of the effectiveness of the Corporation's strategy, execution and capital allocation decisions. The executive team realizes value only if the Corporation's share price increases over the performance period. More information on the STIP performance outcomes and LTI Plans is available in "Section 4 under "Elements of our Executive Compensation Program". The HRC Committee also recognized and reviewed concerns related to the wording of our Change of Control policy with respect to the treatment of equity awards. The policy language does not provide for an automatic trigger of full vesting for performance share awards in the event of a change in control, but rather vesting of any awards would occur only at the discretion of the HRC Committee, having regard to the applicable circumstances. Please see 'Section 4 under Employment Agreements: Termination and Change in Control as this section outlines and clarifies the treatment of compensation with respect to a change in control. The HRC Committee, as part of its mandate, continuously reviews and periodically adjusts, as required and appropriate, our executive compensation programs to ensure alignment with the Corporation's objectives and shareholder interests. In consultation with Hugessen the HRC Committee assessed the risks associated with our executive compensation programs and policies during the year. We did not, however, undertake a separate benchmarking exercise in 2025 as the HRC Committee determined it to be more appropriate to complete this activity in 2026, as the Corporation advances its strategic transition. As part of our commitment to strong corporate governance and engaging with shareholders, we have held an advisory vote on executive pay every year since 2020. We continue to make appropriate changes to our compensation program which we believe are consistent with our compensation objectives and create long-term shareholder value. Your say is important to us and we kindly ask that you cast your vote in favour of our approach to executive compensation. Sincerely, Michele Buchignani Chair, Human Resources and Compensation Committee

Section 4: Compensation of Executive Officers 39 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Named Executive Officers The following discussion relates to the compensation program for Westport's "CEO", the "CFO" and the next three most highly compensated executives or employees as at December 31, 2025, and two executives that transferred with the sale of the Light-Duty business unit (collectively "NEOs"). • Daniel Sceli, CEO • Elizabeth Owens, CFO • William Larkin, former CFO • Lance Follett, Chief Legal Officer and Executive Vice President, Corporate Development • Ashley Nuell, Vice President, Investor Relations • Jim Mancuso, Vice President, High Pressure Controls and Systems • Bart van Aerle, former Executive Vice President, Independent Aftermarket & Light Duty Original Equipment Manufacturing • Frank Spinello, former Vice President, Financial Operations and Amministratore Delegato, Westport Fuel Systems Italia Changes to the NEOs Effective August 26, 2025, Mr. Larkin stepped down as CFO and resigned from all positions with the Corporation effective as of September 15, 2025. On August 26, 2025, Ms. Owens was promoted and appointed CFO. Effective July 29, 2025, Mr. Van Aerle and Mr. Spinello transferred with the disposition of the Light Duty Business Unit. The HRC Committee has reviewed and approved the content of this section. We encourage you to read this section before you decide on how to vote on our advisory vote on executive compensation. Executive Compensation Philosophy Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the way results are achieved—for the Corporation, line of business, and the individual. The "Compensation Governance" section below presents the range of performance and governance considerations the HRC Committee considers as inputs into compensation decisions. These factors are evaluated each year and have remained consistent over time as part of a balanced and disciplined approach to the compensation decision process. Within that framework, key company, and business segment performance considerations for 2025 and the "Individual performance highlights" are the key considerations for the performance for each of our NEOs. These considerations reinforce and promote fiscal discipline and responsible growth and maintain alignment with our executive compensation philosophy. Our executive compensation program provides a mix of salary, incentives, and benefits paid overtime to align executive officer and shareholder interests. Our HRC Committee is responsible for approving our compensation strategy and philosophy and the compensation programs applicable to our named executive officers.

Section 4: Compensation of Executive Officers

Executive Compensation Governance

The HRC Committee is responsible for administering our executive compensation program, which, among other things, includes:

- Determining the compensation for our executive officers, including base salary, short and long-term incentive opportunities, performance benchmarking and market analysis.
- Reviewing, approving and administering our executive compensation plans, including our equity plans.
- Establishing performance objectives under our short and long-term incentive plans.
- Determining the attainment of performance objectives and the resulting awards pursuant to our "STIP" and "LTIP".
- Evaluating CEO performance and the performance and capabilities of Executive Management, based on input from the CEO.
- Evaluating executive officer compensation practices to ensure they remain equitable and competitive.
- Reviewing succession planning for executive officer positions, including the CEO.
- Reviewing and approving the mandate and terms of the Compensation Consultant.
- Approving employee benefit plans.

To provide support and assistance to the governance and oversight of our compensation process, the HRC Committee originally retained Hugessen on September 26, 2019, as an independent compensation advisor to provide executive and director compensation consulting services. This engagement and the annual workplan are reviewed and approved annually by the HRC Committee. Hugessen participates in certain HRC Committee meetings where executive compensation matters are discussed. As part of its services, Hugessen provides the following services when required:

- reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including the selection of peer group companies and market data analysis;
- informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and
- reviews and advises the HRC Committee regarding director compensation, including market trends, as well as regulatory issues and developments regarding director compensation.

The HRC committee seeks review and input from Hugessen as required, including with respect to proposals from management. Additionally, the HRC Committee and Hugessen will meet without management present to make final decisions or recommendations to the Board. This supports responsible oversight of executive compensation. Recommendations made by the HRC Committee are based on multiple sources including advice received from our Compensation Consultant.

Services provided by Hugessen in 2025 were related to executive and director compensation. No other services were performed by Hugessen and no other fees were paid in 2025. In 2025, alignment changes were made to the compensation plans, and the HRC Committee did not undertake a benchmarking exercise, resulting in lower fees in 2025. It is expected that the fees in 2026 will increase as the HRC Committee will review the Omnibus Plan's available pool and complete appropriate benchmarking reviews.

The table below summarizes the fees paid in relation to executive and director compensation consulting services for the past two financial years. Any additional consulting services required by the Compensation Consultant outside of those relating to executive compensation must be pre-approved by the HRC Committee before proceeding.

COMPENSATION CONSULTANT SERVICES PERFORMED		
Hugessen Consulting Inc.	**12/31/2025**	**12/31/2024**
Executive compensation-related fees	$11,618	$35,745
All other fees	—	—
Total	$11,618	$35,745

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR | 40

Section 4: Compensation Of Executive Officers 41 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Executive Compensation and Shareholder Interests Westport maintains its commitment to building long-term shareholder value by using a balanced performance measurement framework aligned with our key performance metrics and ensuring adherence to general governance best practices. The following table outlines some of the best practices the HRC Committee employs in implementing the compensation program: What We Do What We Don't Do • Provide a meaningful part of pay which is "at risk" and contingent upon corporate and individual performance • Ensure the pay opportunity is capped • Retain external experts who report directly to the HRC Committee • Benchmark pay levels and mix to other organizations of comparable size in a similar industry and geographic area • Review peer group on a regular basis for continued appropriateness • Ensure the majority of executive long-term compensation vests based on performance • Ensure the short-term incentive award criteria is well defined, aligned to business strategy and reflects pay for performance • Mitigate risk by having Anti-Hedging and Clawback policies in place • Include a "double trigger" in executive employment agreements so that severance payments are due upon a change of control only if employment is also effectively terminated • Align executive interests with Shareholders' by having equity ownership guidelines for directors and executive officers • Provide Shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote • No offering or repricing of stock options • No offering of tax gross ups • No pledging of our Common Shares as collateral for a loan or holding our Common Shares in margin accounts • No hedging or "short sales" of our shares • No defined benefit retirement plan or supplemental executive retirement plan • No excessive executive perquisites • No issuance of severance above applicable common-law entitlements; instead, efforts are made to keep severance entitlements in line with industry best practice Compensation Risk Management Promoting appropriately incented behaviors is an essential part of the compensation setting process. The HRC Committee believes measured risk is necessary for continued growth and innovation, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. Performance relative to incentive targets is regularly reviewed and the HRC Committee is updated periodically to effectively monitor performance and manage inherent risk. The HRC Committee believes annual STIP bonus plans and LTIP awards granted to executive officers should tie to business performance goals, such as revenue, Adjusted EBIT, operating cash flow, operating metrics and strategic performance objectives and shareholder value creation. These metrics encourage an ownership mindset as these individuals strive to achieve overall business performance. Awards are subject to a maximum payout cap. The HRC Committee works with independent external consultants to stress test each component, ensuring boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls. We have implemented a Clawback Policy to ensure that incentive compensation is paid based on accurate financial data. Executive officers may be required to forfeit or pay back any excess bonus amounts, or equity-based compensation should the Corporation's financial statements be restated as a result of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules). We have also adopted an Anti-Hedging Policy, which prohibits officers, directors, and employees from engaging in hedging against future decreases in the market value of the securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk. Additionally, Westport, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non- compliance of the issuer with any financial reporting requirement, the CEO and the CFO of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Westport's case, the elements include annual bonus and PSUs issued under our omnibus incentive plan (the "Omnibus Plan"). Westport abides by these laws.

Section 4: Compensation Of Executive Officers WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |42 Share Ownership Requirements Non-employee directors and executive officers are required to meet share ownership guidelines and hold equity in the Corporation to align their interests with those of our shareholders: • Our non-employee directors are required to hold a minimum of five times their annual cash retainer in Common Shares or Units. • Non-employee directors have five years from the date the director is elected to the Board to accumulate the minimum threshold required under the share ownership guidelines. • Each of our executive officers, except for the CEO, is required to hold a minimum of one time of their annual base salary in Common Shares or Units • The CEO is required to hold a minimum of three times their annual base salary in Common Shares or Units • Executive officers (including the CEO) have five years from the date they are appointed as an executive officer to accumulate the minimum threshold required under the share ownership guidelines. For executive officers, the ownership threshold is based on the individual's annual base salary for the preceding financial year The value of the Common Shares or Units owned by each non-employee director and NEO for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares or the grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination. The table below summarizes each NEO's holdings as of December 31, 2025. CURRENT NEO SHARE OWNERSHIP AND MINIMUM REQUIREMENT Name(1)(2) Common Shares (#) Share Units (#) Total Value of Equity(3) (US$) Share Ownership Requirement (US$) Status(4) Dan Sceli 7,085 198,210 538,392 1,467,538 In Progress (3 yrs) Elizabeth Owens 0 39,538 94,588 232,570 In Progress (4.5 yrs) Lance Follett 23,759 54,631 596,964 264,772 Achieved Notes: 1. Ms. Nuell and Mr. Mancuso as Vice Presidents are not subject to minimum share ownership requirements 2. Subsequent to December 31, 2025, Mr. Sceli, Ms. Owens and Mr. Follett purchased 50,000, 2,000, and 1,500 shares respectively. 3. For the purpose of this table Westport included the weighted average acquisition cost of Common Shares and the value of Restricted Share Units, and Performance Share Units using the grant price at the time of grant.

Section 4: Compensation of Executive Officers

Executive Compensation Discussion and Analysis

Our executive compensation program is designed to retain, attract, motivate, and reward our executive officers who advance our strategic, financial and operational objectives and thereby enhance shareholder value. The HRC Committee believes the executive compensation program's underlying philosophy and related policies maintain a robust pay for performance alignment, which factors in the median levels of both local market and peer compensation data to balance pay mix and level targets of its executives and employees.

Westport's compensation program is based on the following philosophy:

- **Pay for performance** - salary, bonus and equity awards are linked to both corporate performance and achievement of goals against an individual's area of responsibility
- **Long-term incentives** - balance retention and performance-based equity compensation to be aligned with shareholder value creation
- **Competitive total compensation** - factors in the median levels of both a defined comparator group of peers' compensation and local market data to balance pay mix and level targets for executives and employees across the geographies in which we operate.

Determination of Compensation

The HRC Committee establishes the compensation philosophy and evaluates the design and merits of executive compensation programs through comprehensive reviews to ensure the executive compensation and benefit programs align with shareholders' best interests, while considering any risks associated with our compensation policies and practices. The HRC Committee's recommendations factor in the competitiveness for talent and are reached primarily through benchmark analysis conducted by Hugessen, which assists in determining whether our executive compensation program is both reasonable in relation to competitive pay levels and appropriate in supporting business objectives that encourage a positive performance-based culture. Our current philosophy is to target pay at the median of a predetermined comparator group of companies (the "**Comparator Group**") recognizing that pay is often correlated with company size.

In the fall of 2023 Westport completed a comprehensive review of its Comparator Group against selection criteria which included revenue, global scope, earnings before interest, tax, depreciation and amortization ("**EBITDA**"), Total Enterprise Value, market capitalization, business complexity, industry presence and geography. As a result, a new Comparator Group was adopted to ensure a more robust and relevant set of peer data would be used as the basis for compensation program reviews and overall compensation decision making going forward. The table below outlines the 20 companies which form the Comparator Group and includes 8 U.S., 7 European, 3 United Kingdom and 2 Canadian based companies:

Bulten AB (publ)	Ideanomics, Inc.	Somero Enterprises, Inc.
Ballar Dewhurst Group Plc	Landi Renzo S.p.A.	Strattec Security Corporation
FreightCar America, Inc.	Luceco plc	Tesmec S.p.A.
Gencor Industries, Inc.	Manitex International, Inc.	Tornado Global Hydrovacs
Glaston Oyj Abp	Mincon Group plc	Twin Disc, Incorporated
GreenPower Motor Company	Mpac Group plc	Xos, Inc.
hGears AG	PWO AG	

As the Corporation was going through a strategic transition in 2025 which resulted in changes in organizational size, global footprint, business complexity and market capitalization the HRC Committee felt it was appropriate to consult with Hugessen with respect to best practice in compensation decisions and alignment in the Corporation's situation.

For more information on the LTIP, please see "**Section 4: Elements of our Executive Compensation Program: Long-Term Incentive Plan.**"

Executive Compensation At Risk

A significant portion of executive pay is designed to be "at risk", meaning that it is not a guaranteed payment, and that payment varies with performance. To align with our pay for performance philosophy, a substantial percentage of the executives' total compensation is comprised of short-term and long-term incentives which link directly to corporate performance and / or relative total shareholder return ("**TSR**"). The

43 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers

following table shows the targeted mix of compensation components and demonstrates the proportion of "at risk" pay for the CEO, CFO and other NEOs employed as at December 31, 2025 relative to their total compensation in 2025.

TARGETED MIX OF COMPENSATION COMPONENTS							
	Program Element	**CEO**		**CFO**		**NEO**	
Fixed	Base Salary	31%		48%		48% - 59%	
At-Risk	Short-Term Incentive	31%	**69%**	24%	**52%**	24% - 20.5%	**52% - 41%**
	Long-Term Incentive	38%		28%		28% - 20.5%	

For a summary of actual compensation for the 2025 financial year, see the following section **"Executive Compensation Figures and Tables."**

Elements of Our 2025 Executive Compensation Framework

Element			**Objective**	**Performance Period**	**Form**
Total Direct Compensation					
Fixed	Short- Term	**Base Salary**	Market competitive compensation for skills and experience aligned with responsibilities to attract and retain key top talent.	1 Year	Cash
At Risk		**Short-term Incentive**	Motivate and reward achievement of determined and measured financial, operating, and strategic goals during the annual operating cycle.	1 Year	Cash
	Long- Term	**Long-term Incentive** – PSUs	Support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation.	Vest at the end of defined points within a three-year period subject to achievement of performance criteria	Share Units
Total Indirect Compensation					
Health Benefits Regional Long-term Savings Plans			Retain key employees by providing market competitive health, wellness, and retirement benefits, and limited perquisites.	1 Year	n/a

Base Salary

Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels of our Comparator Group and factor in local market adjustments for base salary where applicable. Executive officer base salaries remain fixed throughout the year unless a promotion, change in responsibilities, or special circumstances occur.

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR | 44

Section 4: Compensation of Executive Officers

Short-Term Incentives

The STIP is the primary method for motivating business and individual performance during the financial year and is intended to link pay and performance during the annual operating cycle by providing cash compensation if targeted results are achieved, up to a capped percentage amount of base salary.

The CEO's performance metrics are approved by the HRC Committee for each annual financial period. The corporate performance metrics for NEOs are set by the CEO and reviewed by the HRC Committee before being recommended to the Board of Directors. Payouts are made after the HRC Committee reviews and approves the calculations of performance against the goals for the year and only after the Audit Committee approves audited fiscal year financial statements.

Following the sale of the Corporation's Light-Duty Business segment in 2025, the HRC Committee determined that, during this period of strategic transformation, 30% of the STIP value should be tied to the financial target of Adjusted EBIT. This approach aims to balance operational accountability with strategic flexibility. The Adjusted EBIT metric maintains a clear line of sight for management decisions and outcomes on controllable operating performance. This metric provided a clear link to the Corporation's operational excellence focus and has been a consistent metric for prior STIP programs. Strategic initiatives focused on the Corporation's business model were set at 60% of the value of the bonus. Each of the following strategic initiatives included defined measurable performance criteria relating to financial metrics, project milestones, and customer and stakeholder engagement:

- Transfer of the retained High-Pressure Control (Hydrogen) manufacturing from Italy to Canada and China.
- North American natural gas heavy-duty market entry path validation.
- Organizational size and cost realignment.
- Strategic partners and capital attainment.

The balance, weighted at 10%, was linked to individual performance.

See "**2025 Executive Compensation: Short-Term Incentives**" for details on results.

Long-Term Incentives

The long-term incentives ("**LTIs**") are established to support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation. LTIs comprise a significant "at-risk" element of total compensation for Executive Management. The design and magnitude of long-term incentives are guided by several factors, including:

- the design must be aligned with shareholder value creation
- the design should be supportive of the Corporation's business goals and strategic plan
- the design must be retentive

In prior years, the HRC Committee analyzed market data, Comparator Group data and assessed recommendations from its Compensation Consultant along with information provided by management in determining LTI program design, metrics and targets. The HRC Committee believes that a three-year ratable vesting for restrictive awards such as RSUs and a three-year cliff vesting and performance period for PSUs are each an appropriate length of time to support retention, motivate executive performance, and align with shareholder interests. Three-year vesting is also consistent with common market practice and taxation principles. Performance awards only vest and entitle the holder to Common Shares or a cash payout if minimum thresholds are achieved. If the performance metrics are not attained in the three-year performance period, the PSU award will expire and be returned to the pool of awards available for future grants under the Omnibus Plan. The PSU awards have previously used a combination of relative Total Shareholder Return ("**rTSR**") and Share Price Appreciation ("**SPA**") metrics. The performance of PSUs was measured against Comparator Groups comprised of selected North American based companies on a U.S. based stock exchange.

The following table summarizes the LTI factors and metrics that were used in prior years to provide grants under the LTIs:

	Performance Share Units	**Restricted Share Units**
LTI mix	70%	30%
Grant frequency	Annual	Annual
Grant methodology	Award value divided by 20-day VWAP at time of grant	Award value divided by 20-day VWAP at time of grant
Term	3 years	3 years
Vesting	3-year cliff 100%	3-year ratable 33%/33%/33%
Payout	Shares or Cash	Shares for RSUs or Cash for RPSs

45 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers

CEO recommendations on LTIs are limited to Executive Management and key employees (other than himself). The HRC Committee then approves the grants of LTI awards for the NEOs, other executives, and other key employees. CEO LTI awards are determined by the HRC Committee, with consultation from the Board Chair.

In 2010, Shareholders approved our current Omnibus Plan. The Omnibus Plan was re-approved by Shareholders for an extended term in 2020 and is designed to provide flexibility to the Board of Directors to issue equity-based incentives to align compensation with shareholder interests over the long-term and offer the ability to retain and attract the best talent globally.

Although the Omnibus Plan allows for the grant of Options, virtually all grants made over the life of the Omnibus Plan have taken the form of Units, some of which will ultimately convert into Common Shares of the Corporation following vesting. On a limited basis Restricted Phantom Shares (**"RPSs"**) have been granted where the recipient receives cash compensation instead of Common Shares of the Corporation on vesting and to address differing taxation requirements across the various jurisdictions in which we operate.

Long-Term Incentive Plan ("**LTIP**")

In 2019 the HRC Committee approved the adoption of an LTIP that consists of a combination of: (i) time restricted awards in the form of RSUs or RPSs that ratably vest over three years; and (ii) performance-based awards in the form of PSUs that are linked to shareholder value creation metrics, subject to a performance-based payout scale and fully at-risk with the potential for zero payout. RPSs are intended to be awarded to non-executive employees in operating regions outside North America to simplify the conversion process.

In 2023, the HRC Committee adjusted the performance metric to a single metric of rTRS for the PSU awards granted to the management team ensuring the majority of the awards are based on pay-for-performance metrics and aligned with shareholder value creation. In 2023, the HRC Committee introduced restrictive cash-based awards at the employee level outside of North America, replacing the RSU, RPS and PSU awards.

PSU Metric	**Weight**	**Threshold(2)**		`		**Maximum**	
		Performance	**Multiplier(1)**	**Performance**	**Multiplier(1)**	**Performance**	**Multiplier(1)**
Relative TSR	100%	25th Percentile	50%	50th Percentile	100%	75th Percentile	150%

Notes:
1. Multiplier expressed as a % of target PSU award.
2. Performance below threshold results in a 0% payout.

In 2024, the HRC Committee did not award performance-based awards in the form of PSUs as the Corporation was in a transition phase with respect to the formation of the HPDI joint venture and a new CEO. The LTIP awards for 2024 consisted of time restricted awards in the form of RSUs that ratably vest over three years as retention of Executive Management through this transition period was viewed to be imperative.

In 2025, the Corporation initiated a strategic transition to reposition the business for sustainable value creation. In this context, the HRC Committee determined the 2025 LTI awards would consist of only PSUs and selected the SPA metric to measure absolute shareholder value creation, reflecting the market's assessment of the effectiveness of the Corporation's strategy, execution, and capital allocation decisions. Participants realize value only if the Corporation's share price increases over the performance period.

The HRC Committee determined that rTSR is less appropriate during the strategic transition due to the evolving nature of the Corporation's business model and a stable and comparable peer group should be determined in 2026. A SPA metric avoids potential distortion arising from peer group volatility and ensures the incentive outcomes are aligned with the actual shareholder experience.

As such, 100% of the LTIP awards in 2025 were performance based.

On August 11, 2025, the HRC Committee approved the following LTIP, with the performance period to end December 31, 2027 ("**PP End Date**"). Performance awards only payout if minimum thresholds are achieved and are capped to ensure positive shareholder value transfer is created with the award. If the performance metrics are not attained in the performance period the PSU award will be returned to the Omnibus Pool for future award.

These PSU awards will vest and are dependent on:

- Payout criteria 1 – If payout criteria 2 is not achieved, the number of awards which vest and settle in accordance with payout criteria 1 shall be determined in the manner indicated in the table below are ultimately vested and settled.
- Payout criteria 2 - 100% of the PSUs will vest and settle if the trailing 20-day volume weighted average share price of Westport Fuel Systems shares on the NASDAQ is at or above $7.62 USD at any point before the PP End Date.

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR | 46

Section 4: Compensation of Executive Officers

Share Price[1]	$5.66	$6.34	$7.26
Absolute Performance Period CAGR TSR Equivalent	15%	20%	25%
Payout Criteria 1: Aggregate Proportion of Original PSU Award to be Vested and Settled	33% (min threshold)	66%	100% (max)
Payout Criteria 2: Proportion of Original PSU Award to be Vested/Settled at the time of the 20-day VWAP obtaining the max vesting target	0%	0%	100%

Notes:

1. The 20-day NASDAQ VWAP as of August 1, 2025 of $3.72 was used as the base price to establish the performance criteria. This 20-day VWAP, post-sale of the Light-Duty Business, was lower than the December 31, 2024 20-day NASDAQ VWAP of $3.76.

Other Benefits

In addition to the executive compensation program described above, our executives participate in Corporation-wide employee benefit programs within their region of employment, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the matching of regional long-term savings plans. These programs vary by region of operation and are offered to all employees employed within the region of operation. The Corporation offers an additional voluntary executive health and wellness benefit to our executives on a cost-sharing basis. The Corporation does not offer a defined benefit pension plan to executives. In addition, Westport offers only limited benefits and perquisites, and current offerings to our NEOs are consistent with market practice.

Payments Upon Termination

In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport NEOs are entitled to an amount of compensation as outlined in the **"Employment Agreements - Termination and Change in Control"** section of this Circular.

2025 Executive Compensation

Base Salary Adjustments

In 2025, only Ms. Owens' base salary was adjusted with her promotion to CFO. No other based salary adjustments were made.

See "Executive Compensation Figures & Tables" for details.

Short-Term Incentives

Each NEO's STIP objectives included a financial metric related to achieving better than budgeted Adjusted EBIT (weight of 30%) and as well the strategic initiatives (weight 60%) focused on the Corporation's business model changes. The remaining weighing of 10% related to individual performance as assessed and recommended by the CEO to the HRC Committee.

The financial metric of Adjusted EBIT was based on the Board approved budget and was set with the following pay out levels:

- a minimum payout (0.5x) threshold of achieving 10% better than budget;
- a target payout (1.0x) of achieving 20% better than budget; and
- a maximum payout (1.5x) of achieving 35% better than budget.

The minimum payout threshold was not met, thus the HRC Committee approved 0% pay out of a possible 30%.

Within each of the strategic initiatives, there is a combination of defined financial metrics, project-based milestones, and stakeholder engagement metrics. The Corporation was able to advance the progression of the strategic initiatives in 2025, including corporate restructuring and relocation of our High-Pressure Controls manufacturing plant and establishing the foundations for entry into the North

47 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers

American natural gas, heavy-duty market. The HRC Committee reviewed progress and achievement of each of the initiative's metrics with the CEO and approved a 15% payout out of a possible 60%.

The Strategic Initiatives are defined above in the "**Elements of Our 2025 Executive Compensation Framework – Short-Term Incentives**" section.

Individual performance was weighed at 10%, with a payout range of 0x to 1.5x. The HRC Committee approved payouts ranging from 10-15%.

Payout amounts for each NEO are listed in full in the "**Executive Compensation Figures & Tables**" section.

For more information on the financial performance during 2025, see the Corporation's MD&A and financial statements, filed on SEDAR+ at www.sedarplus.ca and available on our website.

CEO Short-Term Incentives Achievement

As per the CEO's employment agreement, the short-term incentive ("**STI**") component of the CEO's compensation has a target of 100% of base salary, with potential payout between 0% and 150% of base salary depending on performance against predefined corporate and individual performance targets. The table below summarizes the original metrics and weighting for the CEO and the actual achievement in 2025. The HRC Committee has approved a quantitative performance rating of 0% out of a possible 30% weighting for the financial measure of the STIP for 2025. The key qualitative targets for the CEO's 2025 STIP were reviewed by the Board and the Board awarded the CEO a performance rating of 15% for the strategic initiatives. The evaluation of the qualitative metrics and individual performance is based on Board discretion at the recommendation of the HRC Committee after assessing the defined milestone achievements of initiatives related operational effectiveness, organizational transformation and external stakeholder engagement.

This resulted in an overall CEO performance score of 30% for a total STIP payout of $143,835 for 2025.

DIRECT CEO Short-Term Incentive Metrics - 2025			
Consolidated Metrics		**Weight**	**Achievement**
Financial	Adjusted EBIT	30%	0%
Strategic[1]	Strategic Initiatives	60%	15%
Individual		10%	15%
Overall Weighted Achievement		**100%**	30 %
		Target Bonus (US$)	Achieved Bonus (US$)
CEO Short-Term Incentive Bonus		479,452	143,835

Notes:

1. Evaluation of the strategic initiatives is based on defined performance criteria relating to budget, project timelines, and customer and stakeholder engagement as reviewed with the HRC Committee
2. Evaluation of Individual is at the Board's discretion at the recommendation of the HRC Committee after assessing the advancement of initiatives related to operational effectiveness, organizational transformation and external stakeholder engagement.

Other Named Executive Officer STI

Targeted bonuses for the other NEOs, range from 35% to 50% of base salary, with a potential payout between 0% and 150% of target bonus depending on performance against predefined corporate and individual performance targets. Depending on the NEO's area of responsibility, metrics were established and weighted in alignment with the STI design principles noted above.

Factoring in the financial and strategic metric performance outcomes and individual performance (target weighting of 10%) the HRC Committee approved STIP performance objective ratings ranging from 25% to 30% for the NEOs. NEO STIP participation rates as a percentage of base salary are 50% for Ms. Owens and Mr. Follett and 35% for Ms. Nuell and Mr. Mancuso. The approved payout values ranged from 8.75% to 15% of base salary. These payouts are recorded in the ***Compensation Summary Table*** below.

The consolidated financial performance metrics associated with the NEO's STI were based on the 2025 Annual Operating Plans approved by the Board of Directors.

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR | 48

Section 4: Compensation of Executive Officers 49 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Ms. Owens payout value was pro-rated for the year, factoring in her position prior to being appointed CFO. With the disposition of the Light Duty Business Unit, Mr. van Aerle and Mr. Spinello were not participants of the STIP in 2025. They were eligible to receive a transaction bonus with the closing of the sale of the Light Duty Business Unit. The transaction bonus was intended to address execution and continuity risks associated with a complex carve-out and sale process, including operational separation, regulatory approvals, customer transition and preservation of transaction value through closing. Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section below. 2023-2025 Long-Term Incentive Awards Under the LTIP, in March of 2023 the Corporation awarded RSUs and PSUs for the three-year retention and performance period for the period of 2023 – 2025. The PSUs were set to vest after December 31, 2025, contingent upon total shareholder return targets achieved over the applicable three-year period, calculated using the weighted volume average share price of Westport shares on the NASDAQ over the preceding 20 days. Based on the measurement of the required vesting conditions, 0% of the PSUs awarded for the 2023-2025 period met the required vesting conditions to vest and therefore all PSU awards for this period expired and 37,010 units were returned to the equity reserve under the Omnibus Plan. Following the disposition of the Light Duty Business Unit, LTI participants who transferred with the transaction had their RSU and PSU awards vested at closing and settled in cash, rather than in shares in accordance with the terms of the awards. These awards were returned to the Omnibus Equity Plan pool. The HRC Committee assessed the 2023-2025 PSU awards applicable performance vesting conditions at the time of the Light Duty disposition announcement and determined that 95% of the PSUs awarded would have met the required vesting conditions. A total of 17,721 units vested and were returned to the equity reserve under the Omnibus Plan, with a total cash settlement of $34,175. The HRC Committee approved the accelerated vesting of RSUs at closing and such awards were settled in cash rather than receiving shares in accordance with the terms of the awards. A total of 3,319 units were vested and returned to the equity reserve under the Omnibus Plan, with an aggregate cash settlement value of $6,738. 2024 Long-Term Incentive Awards Under the LTIP, the 2024 LTI awards consisted of time-restricted awards in the form of RSUs that ratably vest over three years, as retention of executive management through this transition period was viewed to be imperative. One-third of these awards vested in December 2025, with the final third to vest in December 2026. Following the disposition of the Light-Duty Business segment, the HRC Committee approved the accelerated vesting of RSUs for participants who transferred with the transaction. These awards vested at closing and were settled in cash rather than receiving shares in accordance with the terms of the awards. A total of 2,590 units vested, with an aggregate cash settlement value of $5,335, and were returned to the equity reserve under the Omnibus Plan. Payout amounts, if any, for the prior year LTIP in 2025 for each NEO are listed in full in the table "Value Vested or Earned During the Year" in the "Other Plan Awards" section below. 2025 Long-Term Incentive Awards Under the LTIP, in August of 2025 the Corporation awarded 290,540 PSUs for the performance period of 2025-2027. Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section.

Section 4: Compensation of Executive Officers WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |50 Share Performance Graph The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPRT" since November 10, 2016 (and under the trading symbol "WPT" prior hereto), and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. The following graph and table compare cumulative total shareholder return from an investment of C$100 in Common Shares of the Corporation made on December 31, 2020, with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends. Westport's executive compensation is structured in a manner that is intended to align with shareholder value creation. Westport's STI has paid out below target over this period and the LTIP PSU awards have not paid out over the past several performance cycles, consistent with the shareholder experience. Sources: S&P, TMX Executive Compensation Figures and Tables Based on the 2025 STIP results, and the Share Unit awards received under the LTIP during fiscal year 2025, the sum of all NEO's actual fixed compensation was $1,287,988 or 57% of total direct compensation and actual at-risk pay was $979,390 or 43%. Financial Year 2025 Summary Compensation Table The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in financial years 2023, 2024 and 2025. The table reflects the CFO transition, the NEOs as at December 31, 2025, and the NEOs that transferred with the disposition of the Light-Duty business. The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil. The aggregate cash compensation (salary and non-equity incentive plan) earned by all NEOs during the financial year ended December 31, 2025, was $2,067,096.

Section 4: Compensation of Executive Officers

Name and Principal Position	Year	Salary[1,6]	Share-based awards[2,5,7]	Non-equity incentive plan compensation [3,7]	All Other Compensation[4]	Total Compensation
		(US$)	(US$)	(US$)	(US$)	(US$)
Dan Sceli	2025	479,452	401,549	143,835	nil	1,024,836
Chief Executive Officer	2024	468,797	470,327	252,906	nil	1,192,030
Elizabeth Owens [5]	2025	185,964	106,780	39,000	9,298	341,042
Chief Financial Officer	2024	164,277	12,799	42,301	8,257	227,634
	2023	145,920	28,160	19,157	7,296	200,533
William Larkin [6]	2025	283,333	nil	nil	631,250	928,583
Chief Financial Officer (former)	2024	425,000	65,164	171,600	13,635	675,399
	2023	450,000	505,822	163,200	15,833	1,134,855
Lance Follett	2025	264,772	121,561	36,406	10,480	433,219
Chief Legal Officer & Executive	2024	286,693	30,051	95,843	10,395	422,982
Vice President, Corporate Development	2023	307,721	225,518	67,711	11.402	612,352
Ashley Nuell	2025	178,900	47,911	18,784	8,944	254,539
Vice President, Investor Relations	2024	182,529	14,204	25,043	9,126	230,902
	2023	173,432	28,160	32,007	8,672	242,271
Jim Mancuso	2025	178,900	47,911	15,653	8,944	251,408
Vice President, High Pressure	2024	182,529	13,307	20,571	8,746	226,051
Control and Systems	2023	185,225	40,960	28,784	9,076	264,045
NEOs transferred						
Bart van Aerle [8]	2025	162,365	nil	nil	262,287	424,652
Executive Vice President,	2024	269,018	21,368	40,874	16,558	347,818
Independent Aftermarket & Light Duty Original Equipment Manufacturing (former)	2023	286,441	85,093	48,208	16,562	436,304
Frank Spinello [9]	2025	102,752	nil	nil	259,314	362,066
Vice President, Financial	2024	183,922	nil	33,261	54,233	271,416
Operations & Amministratore Delegato, Westport Fuel Systems Italia (former)	2023	183,957	42,886	32,192	41,377	300,413

Notes:

1. Annual base salaries for the current NEOs as of December 31, 2025, were C$670,000, C$325,000, C$370,000, C$250,000 and C$250,000 for Mr. Sceli, Ms. Owens, Mr. Follett, Ms. Nuell and Mr. Mancuso respectively, and €225,000 and €170,000, for Mr. van Aerle and Mr. Spinello, respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.
2. The values of the RSUs and PSUs are determined by multiplying the number of RSUs and PSUs awarded by the NASDAQ exchange closing price of the Common Shares on the date of the award. These RSUs and PSUs typically vest over three years and the PSUs vest based on achieving performance criteria within a three-year performance period. The actual compensation earned by the NEO may ultimately be more or less than the amount indicated in this table based on whether the vesting criteria associated with such RSUs and PSUs are ultimately achieved. Historically, less than 100% of the issued share-based awards have been vested.
3. This represents Westport short-term incentive awards. The amounts were accrued in the year reported but paid to the NEOs in the subsequent year. For details on non-equity incentive plan values paid during the fiscal year, see table titled "NEO Incentive Plan Awards: Value Vested/Earned".
4. The column entitled "All Other Compensation" includes Westport's contributions to each NEO's long-term savings plan, where applicable. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. In addition, it includes additional bonuses and allowances (such as housing and vehicle).
5. Ms. Owens was appointed CFO on August 26, 2025.STI awards were pro-rated for 2025 based on her time as Vice President, Finance and CFO.
6. The Corporation entered into a mutual separation agreement dated August 26, 2025 in connection with Mr. Larkin stepping down as the Corporations Chief Financial Officer. Pursuant to the agreement Mr. Larkin was entitled to be paid $530,624 ($400,000 lump sum and $106,250 prorated 2025 STIP entitlement as per his employment agreement). Mr. Larkin was also paid $101,126 in accrued vacation pay.
7. Mr. Larkin and Mr. Follett were paid an additional $25,000 and $16,345, respectively, in salary in 2024 and $50,000 and $33,588, respectively, in salary in 2023 in relation to their additional duties during the CEO transition period. Additionally, Mr. Larkin and Mr. Follett were awarded $150,000, and $100,000 PSUs, respectively, in 2023 in relation to their additional duties during the CEO transition period. Mr. Larkin and Mr. Follett were paid $75,000 and $49,648, respectively, as a one-time bonus in 2024 respectively in relation to the close of Cespira HPDI Joint Venture.

51 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

Section 4: Compensation of Executive Officers

8. The compensation reported for Mr. van Aerle in fiscal 2025 includes a one-time, non-recurring transaction bonus of $252,563 in connection with the sale (disposition) of the Corporation's Light-Duty Business Unit. The transaction bonus was intended to address execution and continuity risks associated with a complex carve-out and sake process, including operational separation, regulatory approvals, customer transition and preservation of transaction value through closing. Following the disposition, Mr. van Aerle's transferred with the disposed business unit transferred with the transaction. Mr. van Aerle did not participate in the Corporation's 2025 STIP and was not awarded LTI equity in fiscal 2025.
9. The compensation reported for Mr. Spinello in fiscal 2025 includes a one-time, non-recurring transaction bonus of $190,825 in connection with the sale (disposition) of the Corporation's Light-Duty Business Unit, which caused Mr. Spinello to qualify as an NEO for fiscal 2025 disclosure purposes. The transaction bonus was intended to address execution and continuity risks associated with a complex carve-out and sale process, including operational separation, regulatory approvals, customer transition and preservation of transaction value through closing. Following the disposition, Mr. Spinello transferred with the disposed business unit transferred with the transaction. Mr. Spinello did not participate in the Corporation's 2025 STIP and was not awarded LTI equity in fiscal 2025.

Other Plan Awards

During the year ended December 31, 2025, DSUs, were granted for Board of Director compensation (see section "**Director Compensation**") and PSUs were issued to certain employees of the Corporation (including grants made to NEOs) for LTIP purposes. Excluding director compensation, 290,540 PSUs were issued during the year ended December 31, 2025. The value of the PSUs, are based on the fair market value on the date of the grant.

Outstanding Share-Based Awards as of December 31, 2025

NEO INCENTIVE PLAN: SHARE-BASED AWARDS				
	Not Vested		Vested	
Name	Number of units that have not vested[1] (#)	Market or payout value of share-based awards that have not vested[2] (US$)	Qty (#)	Market or payout value of vested share-based awards not paid out or distributed [2] (US$)
Daniel Sceli	198,210	311,190	nil	nil
Elizabeth Owens	39,538	62,075	nil	nil
Lance Follett	54,631	85,771	nil	nil
Ashley Nuell	18,677	29,323	nil	nil
Jim Mancuso	19,010	29,846	nil	nil

Notes:
1. Represents the number of Units or Common Share awards that may vest based on either time or performance criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used. Where it has not been determined, an estimate has been made.
2. This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as of December 31, 2025 ($1.57). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.

Value Vested or Earned During the Year

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED			
Name	Share-based Awards – Value Vested During the Year (US$)[1]	Non-equity Incentive Plan Compensation – Value Earned During the Year (US$)	Total Value Vested and Earned (US$)
Dan Sceli	62,526	143,835	206,361
Elizabeth Owens	5,159	39,000	44,159
Bill Larkin [2]	39,917	nil	39,917
Lance Follett	10,286	36,406	46,692

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR | 52

Section 4: Compensation of Executive Officers 53 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Ashley Nuell 4,420 18,784 23,204 Jim Mancuso 7,049 15,653 22,702 Bart van Aerle (3) 34,622 nil 34,622 Frank Spinello (4) 16,024 nil 16,024 Notes: 1. This value was determined by multiplying the market value of the underlying Common Shares on the vesting date by the number of vested Units. 2. As per Mr. Larkin's Mutual Termination Agreement the HRC Committee approved the accelerated vesting of his outstanding RSUs effective his last day of employment. Mr. Larkin's outstanding PSUs did not payout and were forfeited. 3. With the closing of the sale of the Light Duty Business Unit Mr. van Aerle's outstanding RSUs and PSUs vested and were settled in cash in accordance with the terms of the awards and returned to the Omnibus Plan pool. 4. With the closing of the sale of the Light Duty Business Unit Mr. Spinello's outstanding RSUs and PSUs vested and were settled in cash in accordance with the terms of the awards and returned to the Omnibus Plan pool.

Section 4: Compensation of Executive Officers

Omnibus Incentive Plan

In accordance with the rules of the TSX, the lower table below sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security-based compensation arrangements for the three most recently completed financial years. A copy of the Omnibus Plan has been filed on SEDAR+ at www.sedarplus.ca.

OMNIBUS PLAN			
	Securities to be issued	**Weighted-average exercise price**(1)	**Securities remaining for future issuance**
Total	557,834	—	157,534

ANNUAL BURN RATE(2)			
	2025 Burn Rate	**2024 Burn Rate**	**2023 Burn Rate**
Omnibus Plan	0.53%	0.63%	0.26%

1. While Options are permitted under the Omnibus Plan, only RSUs, PSUs, DSUs and RPSs are granted and do not require the holder to pay a strike price.
2. Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year.

Employment Agreements: Termination and Change in Control

The CEO and CFO have signed employment agreements which include standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport without cause, the entitlements for the CEO and CFO are outlined below. The other NEOs do not have any termination provisions in their employment agreements as statutory requirements, and common law would apply.

Mr. Sceli entered into an employment agreement on January 16, 2024. Under the terms of this agreement, in case of termination without cause, Mr. Sceli is entitled to 1.25 times the aggregate sum of base salary plus target annual performance incentive, plus an additional one twelfth of the aggregate sum of base salary plus target annual performance incentive for every year of company service completed.

Ms. Owens entered into an employment agreement on August 23, 2025. Under the terms of this agreement, in case of a termination without cause Ms. Owens is entitled to a minimum 12 months' of base salary plus one month base salary per year of service in the position of CFO, to a maximum of 18 months, plus a partial incentive bonus calculated on a pro rata basis for months worked within the fiscal year in which termination occurs plus, benefits coverage per the length of service to a maximum of 18 months.

Mr. Follett, Ms. Nuell, and Mr. Mancuso do not have any termination provisions within their employment agreements.

In the event of termination of any eligible recipient's employment with Westport without cause, all PSUs granted under the Omnibus Plan for which the measurement period has been completed would immediately vest with pay out in accordance with the resulting outcome of the award assessment of the grant and pursuant to the terms of the Omnibus Plan.

None of the NEOs have specific change in control provisions in their agreements, however they are covered under Westport's Change in Control Policy (described below).

Westport has a change in control policy ("**Change in Control Policy**") that is intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation. The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, and senior vice presidents of the Corporation and certain affiliated entities as well as to certain other officers or executives who are designated by the CEO and ratified by the HRC Committee and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "**Qualifying Termination**" relating to a change of control, as defined in the policy. "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing on the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment ranging in an amount equal to either one and a half (1.5) or two (2) times the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and health care benefits in effect for the executive as at the termination date at a cost equal to either 150% or 200% of the Corporation's premium rate for such benefits, together with any accrued but unpaid salary as at the termination date. Pursuant

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR | 54

Section 4: Compensation of Executive Officers 55 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR to the Change in Control Policy, all unvested Option or RSU awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination. Any PSU awards or any other award subject to any performance targets shall be reviewed by the HRC Committee, which shall make a good faith determination as to whether or not the performance target has been achieved, the level at which such performance target has been achieved and the payout amount. To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy. The following tables set forth, for each NEO employed at December 31, 2025, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2025, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2025, as per such person's employment agreement or Westport's Change in Control Policy. TERMINATION OF EMPLOYMENT WITHOUT CAUSE Severance (US$) Bonus (US$) Value of Unvested Awards (US$) Total(1) (US$) Daniel Sceli 639,269 639,269 nil 1,278,538 Elizabeth Owens 232,570 116,285 nil 348,855 Notes: 1. Total compensation due upon termination of employment does not include the sum of benefits TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL Severance (US$) Bonus (US$) Value of Unvested Equity Awards(1) (US$) Total(2,3) (US$) Dan Sceli 958,904 958,904 311,190 2,228,998 Elizabeth Owens 465,140 232,570 62,075 759,785 Lance Follett 529,544 264,772 85,771 880,087 Ashley Nuell 268,350 125,230 29,323 422,903 Notes: 1. The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as of December 31, 2025 ($1.57). 2. Total compensation due upon termination of employment does not include the sum of benefits. 3. The Change in Control policy does not apply to Mr. Mancuso.

Section 5: Additional Information WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |56 Section 5: Additional Information Except as otherwise specified herein, the information set forth in this Circular is provided as of May 12, 2026. Additional information relating to Westport is available on our website at www.westport.com and on SEDAR+ at www.sedarplus.ca. The information relating to Westport at www.westport.com is not incorporated by reference herein. Financial information about Westport is provided in the comparative financial statements and MD&A for Westport for the most recently completed financial year. Copies of the financial statements and MD&A of Westport may be obtained from Investor Relations, Westport Fuel Systems at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2 or by facsimile at: +1-604-718-2001. DATED effective May 12, 2026.

57 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Section 6: Schedules and Attachments Schedule "A": Board of Directors' Charter REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON DECEMBER 17, 2025 1.0 PURPOSE OF THE CHARTER This Charter has been adopted by the Board of Directors (the "Board") of Westport Fuel Systems Inc. ("Westport") to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and Westport's By-Laws and Articles, collectively comprise Westport's overall corporate governance framework. 2.0 BOARD MISSION AND RESPONSIBILITIES The Board is responsible for the overall stewardship of Westport and is charged with overseeing the management of the business and affairs of Westport pursuant to its By-Laws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value. The Board serves as the ultimate decision-making body of Westport, except for those matters reserved to or shared with the shareholders. The Board will carry out these responsibilities and discharge its obligations either directly or through committees of the Board. Any responsibility not delegated to one or more of its committees remains with the Board. 3.0 DEFINITIONS Where used in this Charter, the following terms have the following meanings: "Executive Management" means the CEO, the CFO and other executive officers of Westport. "External Auditor" means the independent, registered, external audit firm nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for Westport. "Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52- 110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect "material relationship" with Westport or any of its subsidiaries (other than his or her relationship as a Director). 4.0 COMPOSITION OF THE BOARD The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of Westport in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors. Directors are elected at the annual meeting of shareholders and serve a one-year term. The Independent Directors will elect the Board Chair ("Board Chair") from among the Independent Directors serving on the Board annually at the first meeting of the Directors after the annual meeting of shareholders. As at the date hereof, the Board has formed three standing committees (the "Committees") and delegated specific responsibilities to each Committee. Those Committees are: Audit, Human Resources and Compensation ("HRC"), and Nominating and Corporate Governance ("NCG"). All members of the Audit, HRC and NCG Committees will be Independent Directors. Each Committee operates under its own Charter (a copy of which is available on Westport's website), and has a chairperson ("Committee Chair") responsible for leadership and overall operation of their respective Committee. There is an independent position description for the role of Committee Chair (a copy of which is also available on Westport's website). The Independent Directors will select the respective Committee Chairs, for an annual term starting at the first meeting of the Directors after the annual meeting of shareholders.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |58 New committees of the Board may be established from time to time at the discretion of the Board in accordance with Section 23. 5.0 NOMINATION AND ELECTION OF DIRECTORS The NCG Committee, with input from all Directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission. Prospective Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards and a broad range of skills, expertise and experience that are relevant to Westport's business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. The Board also recognizes that diverse views and backgrounds will enhance balanced decision making. To that end, the Board has implemented the Westport Diversity Policy (a copy of which is available on Westport's website), which recognizes the value of diversity, including gender diversity, across the Westport organization. For the purposes of the Westport Diversity Policy, "diversity" encompasses characteristics or qualities that can be used to differentiate groups and people from one another and includes age, ethnicity, Indigenous origin or heritage, gender, physical attributes, beliefs, language, sexual orientation, education, nationality, social background and culture and other personal characteristics. In support of maintaining a more gender-balance board, the Board has adopted a target of having at least 30% female representation on the Board. The NCG Committee will annually review Board composition and requirements with consideration of these diversity attributes, any stated diversity targets, Westport's strategy and all relevant facts and circumstances, individual Director contributions and potential candidates for election as Westport Directors and recommend to the Board a slate of Directors for election by shareholders that brings a diversity of background and industry or related expertise and experience to the Board. In assessing Board composition and identifying suitable candidates, the NCG Committee will review the current composition of the Board with a view to ensuring it reflects a diverse mix of knowledge, experience, education, skills, gender, age, ethnicity and geographic location, and that stated diversity targets are achieved. Ultimately, Director nominations are based on merit, measured against objective criteria. If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with Westport's Majority Voting Policy (a copy of which is available on Westport's website). Following receipt of a resignation tendered pursuant to Westport's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy. 6.0 BOARD INDEPENDENCE AND EFFECTIVENESS The business of Westport is conducted by Executive Management under the oversight of the Board. Westport believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for Westport to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where Westport shares are listed (except for any non-Independent Directors) but also independent in practice. In addition, a Director must act strictly in the best interests of Westport and its shareholders generally and not in the interest of any one shareholder or group of shareholders. To that end, the Board has adopted several organizational principles: • At least the majority of the Board will consist of Independent Directors. • The Audit Committee Chair, the HRC Committee Chair and the NCG Committee Chair will only be held by Independent Directors. All members of the Audit Committee, the HRC Committee and the NCG Committee will be Independent Directors. • Executive sessions of the Board excluding any Directors who are also officers or employees of Westport will be held at each meeting of the Board. These sessions will be led by the Board Chair. • Where appropriate, executive sessions of only the Independent Directors will be held. These sessions will be led by the Board Chair.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter 59 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair, who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include: c) Revising the Charter of the Board from time to time; c) Developing position descriptions for the key positions in the Westport governance system, including that for Chair, Committee Chairs and Directors; and c) Developing a position description for the Chief Executive Officer, as well as indicators to measure his or her performance. The Board, as well as each Committee, may, in their discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, etc.), at the expense of Westport, for the purpose of advising the Board or a Committee in the execution of its responsibilities and duties. 7.0 BOARD LEADERSHIP The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities: • They will establish an annual calendar with the Board and Committee meetings scheduled at least 12 months in advance. Other Board meetings will be scheduled by the Board Chair with reasonable notice to all Directors. • They will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each Board meeting. • They will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary. • They will act as the Board's contact and spokesperson in discussions with third parties. • Generally, the Board believes that Executive Management has the primary responsibility for shareholder engagement, however where appropriate, they will lead shareholder engagement on behalf of the Board. • They are responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance. 8.0 ROLE AND RESPONSIBILITY OF THE BOARD, DECISIONS OF THE BOARD As part of its overall stewardship of Westport, the Board oversees the conduct of Westport's business by management and reviews Westport's financial objectives, strategic plans and activities. The Directors shall exercise their business judgment to act in what they reasonably believe to be the best interests of Westport and its shareholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable law, and maintenance of appropriate financial or other controls. Typically, matters before the Board will be decided by a majority vote of the Directors present at the meeting, provided that minimum quorum is met. Notwithstanding the previous sentence, the approval of any annual capital and operating budget(s) shall require the approval of not less than two-thirds of the members of the Board. The Board has responsibility for the following matters: a) Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that Westport is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout Westport. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The HRC Committee, working with the Board Chair, has primary responsibility for CEO and Executive Management succession planning and makes recommendations to the Board in this regard for discussion and final approval. The Board reviews Executive Management's succession plans on an annual basis. b) Corporate Communications: the Board shall satisfy itself that Westport maintains appropriate programs and policies regarding corporate disclosure and will have oversight over Westport's programs and policies to effectively communicate with its stakeholders. The Board is responsible for reviewing and approving Westport's Disclosure Policy. The Board has specific responsibilities under applicable laws, rules and regulations to review and approve Westport's annual financial statements, the related Management's Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F). The NCG Committee has primary responsibility for oversight of Westport's process and procedures for shareholder engagement.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |60 c) Risk Management and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by Westport (including, without limitation, those risks related to cybersecurity, insurance, natural disasters, climate, human capital, environmental and social matters) and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of Westport's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of internal controls and critical information systems pertaining to financial reporting and to make any recommendations to the Board. d) Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of Westport and for setting its principles and processes in this regard, and has delegated primary responsibility for this to Westport's NCG Committee. e) Strategic Plan: Westport operates in an industry in constant evolution, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and present, no less than once a year, an updated Strategic Plan for Westport. The Strategic Plan will be reviewed and approved by the Board on an annual basis. f) Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis. g) Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long-term best interests of Westport shareholders. h) Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long-term best interests of Westport shareholders. i) Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique Westport culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long-term success. Primary responsibility for this has been delegated to the HRC Committee. j) Diversity and Inclusion: the Board recognizes the importance of a diverse, inclusive workforce which values individual differences and supports diversity and inclusion within every level of the organization. Westport's Diversity Policy sets out the guidelines by which Westport will endeavor to promote diversity and inclusion throughout the organization, including the Board. Responsibility for the diversity of directors has been delegated to the NCG Committee and responsibility for oversight of executive and workforce diversity and inclusion programs has been delegated to the HRC Committee. k) Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long-term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular for making recommendations on CEO compensation and make recommendations on other Executive Management compensation programs to the Independent Directors for approval. l) Sustainability and ESG: The Board is committed to nurturing and fostering Westport's long-term and ongoing commitment to environmental stewardship and sustainability for the creation of long-term shareholder value. Westport has adopted an Environmental Policy that addresses a broad range of environmental issues including climate change, pollution, resource use, and circular economy and establishes Westport's commitment to promoting sustainable practices throughout its operations. The Board oversees Westport's approach to ESG related matters including climate strategy and associated risks and opportunities, the adequacy of management systems to identify and manage ESG related risks and opportunities, adoption of appropriate ESG standards, tracking and monitoring of Westport's ESG performance, and ESG performance disclosure. The Audit Committee has primary responsibility for oversight over the adequacy and effectiveness of the reporting systems and related internal controls developed and implemented by management in connection with disclosures relating to ESG matters and other non-financial data included in Westport ESG Reports. m) Legal and Regulatory Compliance: The Board is responsible for overseeing Westport's compliance with all applicable laws and regulations. The Board is also committed to fostering and nurturing Westport's ongoing commitment to the highest ethical standards and promoting a culture of integrity and ethical business conduct throughout Westport. Westport's Code of Conduct (a copy of which is available on Westport's website) reflects its commitment to a culture of honesty, integrity, and accountability and outlines the Board's and Executive Management's expectations for ethical behaviour. The Board shall take such actions as it deems necessary to satisfy itself, to the extent feasible, as to the creation and fostering by the CEO and other members of Executive Management of a culture of integrity and legal and ethical business conduct throughout Westport and shall annually review the corporation's

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter 61 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR compliance with the Code of Conduct. Where appropriate, specific responsibilities may be delegated to one or more of the committees of the Board in this regard. 9.0 DUTIES OF DIRECTORS The fundamental responsibility of the Directors is to promote the long-term best interests of Westport and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure. All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long-term best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This Charter is by no means an exhaustive list of such duties and responsibilities. Fiduciary duties are those that arise from the nature of the relationship of trust and confidence between Directors, Westport and its shareholders. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all Westport matters. Decisions must be made in good faith and with the long-term interests of Westport and its shareholders in mind. In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of Westport and have a solid understanding of the strategic plan and the financial condition of Westport. Directors are entitled to rely in good faith on the financial statements of Westport which are represented to them by an officer of Westport or in a written report of the External Auditor of Westport as fairly reflecting the financial condition of Westport, and on opinions or reports of independent professional advisors. In order to fulfill their fiduciary duties to Westport and its shareholders, each Director must devote sufficient time and energy to preparation for and attendance at meetings of the Board and committees on which they serve and should: (i) prepare for and strive to attend all meetings of the Board and committees on which they serve, but in any event no less than 80% of such meetings; (ii) be sufficiently informed about the current and proposed activities of Westport; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board and committees on which they serve to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of Westport's activities according to their own experience and occupation. 10.0 CODE OF CONDUCT All Directors, officers and employees are expected to display the highest standard of ethics. The Westport Code of Conduct establishes guidelines for ethical and good business conduct by Directors, officers and employees and the Code of Conduct includes guidance regarding conflicts of interest, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the NCG Committee, shall annually review the Code of Conduct and, if appropriate, recommend changes to the Code. 11.0 CONFLICTS OF INTEREST A Director who is a party to a material contract or proposed material contract with Westport, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Westport, must disclose this interest in writing to the Board Chair at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting. If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of Westport, they must disclose their interest at the first meeting of the Board after they became a Director.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |62 Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest. A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract. If a significant and persistent conflict exists which cannot be resolved, the Director should immediately submit his or her resignation to the Board Chair for consideration by the Board. Directors of Westport have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless: a) It was clearly understood at the Board meeting that the information was not required to be kept in confidence; b) The Director was required or authorized by law to disclose the information (and then only following having used all reasonable efforts to have given sufficient advance notice of such disclosure to allow Westport to seek a protective order); c) The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or d) The information was previously disclosed publicly by a party that was not under a duty of confidentiality with respect to such disclosed information. Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to Westport. 12.0 CORPORATE OPPORTUNITY Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to Westport, for which it has been negotiating, or which is otherwise in line with the general business pursuits of Westport. Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by Westport, or where it was their position with Westport that led to the opportunity. A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to Westport to participate in the transaction. 13.0 SECURITIES TRADING AND INSIDER REPORTING Directors are insiders of Westport and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public. Directors are required to comply with Westport's Insider Trading Policy (including the blackout periods and any required clearances for trading instituted under that policy) and all applicable laws. 14.0 ACCESS TO MANAGEMENT Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority. 15.0 FINANCIAL STATEMENTS The Board has a duty to approve the annual financial statements of Westport and to submit the financial statements of Westport for the preceding year, together with the External Auditors' report thereon, to the shareholders at the annual general meeting of the shareholders of Westport.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter 63 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR The Board has delegated to the Audit Committee the primary responsibility to review and approve the quarterly financial statements and management discussion and analysis of Westport. The Audit Committee additionally has the primary responsibility to review and to recommend for Board approval the annual financial statements and management discussion and analysis of Westport. The Audit Committee is responsible for satisfying itself that management has developed and implemented appropriate programs and policies to provide assurance that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of Westport. 16.0 SHAREHOLDER MEETINGS The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution. 17.0 DIRECTOR COMPENSATION The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective Westport Director. In establishing such recommendation the HRC Committee will consider the following objectives: • Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures; • Director compensation should align the interests of non-employee Directors with those of Westport shareholders by including a long-term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors; and • Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees. Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by Westport will not receive additional compensation for serving on the Board in any capacity. Westport will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on Westport business, pursuant to Westport's Expense Reimbursement Policy. 18.0 DIRECTORS' SHAREHOLDINGS In an effort to better align the interests of the Director with the common shareholders of Westport, each non-employee Director is required to hold a minimum of the number of Westport shares, or equity compensation grants exercisable for a number of shares, having a value equivalent to five times their cash annual retainer as of the date the Director was initially elected to the Board. New Directors will have a five-year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or awards exercisable for such number of shares, there is no obligation to "top up" if the value of that position falls below five times the annual cash retainer. 19.0 LOANS AND OTHER FINANCIAL TRANSACTIONS WITH DIRECTORS AND EXECUTIVE MANAGEMENT Westport shall be prohibited from making any loans to any of its Directors or Executive Management. For clarity, this prohibition is not meant to cover incidental instances where a Director or Executive Management may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions. Westport has adopted an Anti-Hedging and Clawback Policy that, amongst other things, prohibits Executive Management and Directors from personally trading in Westport derivatives including hedging and monetization schemes involving Westport shares. Directors shall comply at all times with Westport's Anti-Hedging and Clawback Policy.

Section 6: Schedules & Attachments | Schedule A: Board of Directors' Charter WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |64 20.0 OTHER BOARD MEMBERSHIPS Unless approved by the Board Chair: • the CEO and other Executive Management are prohibited from accepting directorships of another public company; • Directors will not sit on the Boards of more than four public companies; • three or more Westport Directors are prohibited from sitting on another public company's board of directors together; and • the CEO and Board Chair will also not accept a position on the board of a company whose CEO is a Westport Director. 21.0 ANNUAL REVIEW OF CHARTER The NCG Committee shall annually review this Charter to ensure it is sufficient for assisting the Board in the exercise of its responsibilities in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices, and shall recommend modifications to the Board as appropriate. 22.0 DIRECTOR ORIENTATION The NCG Committee shall oversee a director orientation program developed by Executive Management to familiarize new Westport Directors with the role of the Board and its committees and Westport's Strategic Plan, financial condition, core values including ethics, corporate governance practices, and other key policies and practices through a review of background material, meetings with management, and visits to facilities as appropriate. All new Westport Directors must participate in the director orientation program, which shall generally commence promptly after the meeting at which the new Westport Director is elected. The Board Chair or NCG Committee Chair shall participate in the director orientation. The Board also recognizes the importance of continuing education for its Directors and is committed to promoting such education in order to improve both Board and Committee performance in the exercise of their responsibilities, and has delegated primary responsibility for this to the NCG Committee. The NCG Committee shall make recommendations to the Westport Directors about their continuing education on subjects that would assist them in the exercise of their responsibilities. Continuing education may be provided in a variety of different forms, including through external or internal education programs as appropriate. 23.0 COMMITTEES From time to time, the Board may establish new committees or disband a current committee in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices. These committees will report directly to the Board regarding committee activities, issues and related recommendations. The NCG Committee, working with the Board Chair, is responsible for recommending the assignment of Directors to the various committees, giving consideration to committee composition and requirements. Generally, the Board at its first meeting after the annual meeting of shareholders appoints the members of each Committee. The Board shall give consideration to the periodic rotation of committee membership as well as of the respective committee chairs (as part of the annual committee and chair appointment process or at such other times as the Board Chair sees fit). Each committee will perform an annual evaluation of its performance, including a review of its compliance with its committee charter as applicable, and the results of the committee's review shall be presented to the Board. The purpose of such review is to increase the overall effectiveness of the committee. On an annual basis, each of the standing Committees shall review its Charter and present any recommended modifications to the Board for approval. The NCG Committee, working with the Board Chair, performs an annual evaluation and review of the performance of the Board, its committees, and the Board Chair. The results of the evaluation and recommended improvements shall be presented to the Board. The qualifications and performance of all Board members shall be considered in connection with renomination and committee assignments. 24.0 NO RIGHTS CREATED This document is a statement of broad policies and is intended to be part of the Board's flexible governance framework. While this Charter should comply with all applicable law and Westport's constating documents, including its Articles and By-laws, this Charter does not create any legally binding obligations on the Board, any Board committee, any Director or Westport.

Section 6: Schedules & Attachments | Schedule B: Auditor Reporting Package 65 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR Schedule “B”: Auditor Reporting Package

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |66

67 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR

WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR |68

69 | WESTPORT FUEL SYSTEMS INC. 2026 MANAGEMENT INFORMATION CIRCULAR